1 Invitation to the Annual General Meeting of Global Blue Group Holding AG (the "Company") Thursday, September 14, 2023, 9:30 a.m. Central European Summer Time at Park Hyatt, Beethovenstrasse 21, 8002 Zurich, Switzerland I. AGENDA ITEMS 1. Annual Report 2022/2023, Consolidated Financial Statements 2022/2023, Statutory Financial Statements 2022/2023 and Compensation Report 2022/2023 1.1 Approval of the Annual Report, Consolidated Financial Statements and Statutory Fi- nancial Statements Proposal of the Board of Directors: The Board of Directors proposes that the Annual Report 2022/2023, the Consolidated Fi- nancial Statements 2022/2023 and the Statutory Financial Statements 2022/2023 be ap- proved. Explanation: The Annual Report 2022/2023, the Consolidated Financial Statements 2022/2023 and the Statutory Financial Statements 2022/2023 are available to the shareholders online at https://ir.globalblue.com/news/default.aspx. 1.2 Consultative vote on the Compensation Report Proposal of the Board of Directors: The Board of Directors proposes that the Compensation Report 2022/2023 be endorsed (non-binding consultative vote). Explanation: The Compensation Report contains the principles governing the compensation paid to the Board of Directors and the Executive Committee and reports on the amounts paid to mem- bers of such bodies for 2022/2023, as required by law. The Compensation Report 2022/2023 is available to the shareholders online at https://ir.globalblue.com/news/de- fault.aspx.

2 2. Appropriation of Available Earnings Proposal of the Board of Directors: The Board of Directors proposes that the loss for the FY 22/23 be carried forward and a distribution in kind be made to the holders of the Series B Preferred Shares in the amount of CHF 8,470.59 (representing 847,059 Series B Preferred Shares) out of reserves from capital contribution. The below is a summary of the appropriation of earnings as proposed by the Board of Directors. 31-Mar-23 Proposal of the Board of Directors (in '000 Swiss francs) Retained Earnings Retained earnings available to the general meeting (brought forward from FY 21/22) 5,663 Profit for the FY 22/33 (3,312) Allocated to legal reserves (120) Carried Forward 2,231 31-Mar-23 Proposal of the Board of Directors (in Swiss francs) Distribution of Reserves from Capital Contribution Reserves from capital contribution (brought forward from FY 21/22) 554,458,000 PIK Dividend distributed to holders of Se- ries B Preferred Shares 8,470.59 Reserves from capital contribution after PIK Dividend 554,449,529.41

3 Explanation: Under Swiss law, the appropriation of available earnings must be submitted for sharehold- ers' approval. Pursuant to the Company's articles of association, the Series B Preferred Shares provide for an annual PIK Dividend in the form of newly issued Series B Preferred Shares in an amount equal to 5% of the Series B Preferred Shares outstanding (less any such shares held in treasury) to be paid pro rata to their holders. In the view that the Series B Preferred Shares were issued during the financial year 2022/2023, the PIK Dividend is prorated accordingly and distributed from the Company's capital contribution reserves. The new Series B Preferred Shares are expected to be issued from the Company's Capital Band following the Annual General Meeting. The appropriation of the retained earnings and the distribution of the PIK dividend are based on the Statutory Financial Statements audited by the auditors, PricewaterhouseCoopers SA and to be approved under agenda item 1. The auditors have confirmed that the appropria- tion of earnings proposed under the agenda item 2 complies with the law and the articles of association of the Company. 3. Discharge of the Board of Directors and of the Executive Committee Proposal of the Board of Directors: The Board of Directors proposes that all members of the Board of Directors and of the Executive Committee be granted discharge for the fiscal year ended March 31, 2023. Explanation: With the discharge of the members of the Board of Directors and the Executive Committee, the Company as well as the approving shareholders declare that they will no longer hold accountable those responsible for events from the past fiscal year that were brought to the attention of the Annual General Meeting. 4. Board Elections 4.1 Re-election of members of the Board of Directors Proposal of the Board of Directors: The Board of Directors proposes that each of the following persons be re-elected as direc- tors for a term of office until the conclusion of the Annual General Meeting 2024:  Thomas Farley  Joseph Osnoss

4  Christian Lucas  Jacques Stern  Eric Strutz  Eric Meurice  Ulf Pagenkopf  Guoming Cheng  Thomas Klein Explanation: The elections will be conducted on an individual basis. Detailed biography of each candidate for re-election can be found online at www.globalblue.com/corporate/about-us/governance/. 4.2 Election of the Chair of the Board of Directors Proposal of the Board of Directors: The Board of Directors proposes that Thomas Farley be re-elected as Chairman of the Board of Directors for a term of office until the conclusion of the Annual General Meeting 2024. Explanation: According to art. 7 of the Company's articles of association, the general meeting of share- holders elects the Chair of the Board of Directors. Detailed biography of Thomas Farley can be found online at www.globalblue.com/corporate/about-us/governance/. 4.3 Election of Nomination and Compensation Committee Proposal of the Board of Directors: The Board of Directors proposes that Thomas Farley, Joseph Osnoss and Eric Strutz each be re-elected as a member of the Nomination and Compensation Committee for a term of office until the conclusion of the Annual General Meeting 2024. Explanation: As requested by Swiss law and according to art. 7 of the Company's articles of association, the general meeting of shareholders elects the members of the Nomination and Compen-

5 sation Committee. The elections will be conducted on an individual basis. Detailed biog- raphy of each candidate can be found online at www.globalblue.com/corporate/about- us/governance/. 5. Approval of the maximum Board Compensation and Executive Committee Compen- sation 5.1 Approval of the total maximum amount of Board Compensation Proposal of the Board of Directors: The Board of Directors proposes the approval of the aggregate maximum amount of com- pensation for the Board of Directors of CHF 600,000 (excluding employer social security and pension contributions) for the term of office until the Annual General Meeting 2024. Explanation: As requested by Swiss law and according to art. 8 of the Company's articles of association, the general meeting of shareholders shall approve the maximum aggregate amount of com- pensation of the Board of Directors for the term of office until the next ordinary meeting of the shareholders. The proposed amount includes the remuneration of the two current non- executive directors who receive remuneration and an additional sum to potentially cover the remuneration of any additional non-executive directors to be appointed to the Board of Di- rectors in the coming year, and consists of 50% cash compensation for the role on the Board of Directors and its committees as well as 50% in the form of Long-Term Incentive Plans (“LTIP”). The proposed maximum total amount does not include the employer’s stat- utory social security and pension contributions, which must be paid by the Company. The remuneration actually paid will be disclosed in the compensation report for FY2023/24. 5.2 Approval of the total maximum amount of Executive Committee Compensation for the fiscal year 2024/25 Proposal of the Board of Directors: The Board of Directors proposes the approval of an aggregate maximum amount of com- pensation for the Executive Committee of CHF 14 million for the fiscal year 2024/25 (ex- cluding employer social security and pension contributions). Explanation: As requested by Swiss law and according to art. 8 of the Company's articles of association, the general meeting of shareholders shall approve the maximum aggregate amount of com-

6 pensation of the Executive Committee for the next fiscal year (i.e. FY2024/25). The pro- posed amount consists of an annual fixed maximum compensation of CHF 6,000,000, an annual maximum bonus of CHF 3,500,000, an LTIP with a maximum estimated value at the time of allocation of CHF 3,500,000 and other benefits of a total maximum amount of CHF 1,000,000. The proposed maximum total amount does not include the employer’s stat- utory social security and pension contributions, which must be paid by the Company. The remuneration actually paid for the fiscal year 2024/25 will be disclosed in the compensation report for FY2024/25. 6. Election of Independent Proxy Proposal of the Board of Directors The Board of Directors proposes that ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH- 8038 Zurich, Switzerland, represented by Mr. Roger Föhn, be elected as Independent Proxy for a term of office until the conclusion of the Annual General Meeting 2024. Explanation: The law and the Company's articles of association require that the Independent Proxy is elected annually by the General Meeting of Shareholders. Mr. Roger Föhn meets the inde- pendence criteria and the Board of Directors suggests that he should be re-elected for rea- sons of continuity. 7. Election of Statutory Auditors Proposal of the Board of Directors: The Board of Directors proposes that PricewaterhouseCoopers SA, Geneva be re-elected as statutory auditors for a term of office until the conclusion of the Annual General Meeting 2024. Explanation: Pursuant to the Company's articles of association, the auditors shall be elected annually by the General Meeting of Shareholders. PricewaterhouseCoopers SA have confirmed to ex- ercise the mandate if elected. 8. Amendment of the Company's Articles of Association The Board of Directors proposes under agenda item 8.1 and 8.2 that the Company's articles of association be amended to meet the requirements of the reform of Swiss corporate law that came into force on January 1, 2023 ("New Corporate Law"). The proposed revised articles of association are enclosed in the annex to this invitation ("Annex") as a comparison of the current version as in force and effect at the date of the Annual General Meeting 2023 and the new proposed wording. The proposed amendments are indicated in red and the deletions are striked through. The German version of the Company's articles of association starts on page 34 of the Annex. The Annex is also available to the shareholders online at https://ir.globalblue.com/news/default.aspx.

8.1 Amendments Relating to the General Meeting and Shareholders' Rights

Proposal of the Board of Directors:

The Board of Directors proposes to amend art. 7, 10, 11, 12, 15 and 31 of the current Company's articles of association as set out in the Annex.

Explanation:

The New Corporate Law has strengthened the rights of shareholders in connection with general meetings of shareholders. In particular, the New Corporate Law contains (i) additional non-transferrable powers of general meetings of shareholders, (ii) lower thresholds for requesting a convocation of the general meeting, and (iii) the statutory right of shareholders who exercise their right to have an item put on the agenda, to include an explanatory statement in the invitation to the general meeting. In order to reflect these strengthened shareholders' rights, the Board of Directors proposes to amend art. 7, 10, 11, 12 and 15 of the Company's articles of association as set forth in the Annex.

The New Corporate Law also provides for a modernization of a stock corporation's administration and governance by allowing more flexibility for the use of electronic means of communication with shareholders and the holding of general meetings of shareholders. The reform newly allows participation at general meetings by electronic means, while ensuring that shareholders have the same rights in all forms of general meetings (physical, hybrid and virtual). Further, it is permitted to introduce a provision in the articles which enables the company to hold its general meetings abroad. To take advantage of this newly available flexibility, the Board of Directors proposes the changes to art. 10, 11 and 31 of the Company's articles of association as set out in the Annex.

8.2 Amendments and Provisions Pertaining to Conditional Capital, the Board of Directors, Compensation of the Board of Directors and Executive Management, Contracts and Mandates and Miscellaneous Provisions

Proposal of the Board of Directors:

The Board of Directors proposes to amend art. 4a, 4b, 4c, 4d, 9, 13, 17, 19, 20, 22, 25 and 26 of the current Company's articles of association as set out in the Annex.

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8 Explanation: Amendments relating to Conditional Capital: The New Corporate Law requires that the articles of association reference the procedure for exercising and waiving the option and conversion rights and now permits the exercise in electronic form. The proposed amendments to art. 4a, 4b, and 4c of the Company's articles of association reflect this new requirement as well as further align the wording of these articles with the New Corporate Law. Amendments relating to the Board of Directors: The proposed changes to art. 19 of the Company's articles of association reflect the new wording of the New Corporate Law, include a catch all provision for the non-transferrable duties of the Board of Directors and the editorial changes reflecting the introduction of the capital band. The proposed amendments in art. 20 reflect the possibility to pass the resolu- tions of the Board of Directors by electronic means. Furthermore, the New Corporate Law no longer requires the companies to elect a secretary of the board of directors. To reflect this, the Board of Directors proposes to amend art. 13, 17 and 20. Amendments relating to Compensation, Mandates and Contracts: In connection with the corporate law reform, the Ordinance against Excessive Compensa- tion in Listed Stock Corporations (VegüV) was transferred to the New Corporate Law with few additional changes. The proposed amendments in art. 9, 25 and 26 of Company's arti- cles of association reflect these changes. Miscellaneous Provisions: Further amendments are made to merely reflect the changes brought by the New Corporate law. Art. 22 of the Company's articles of association reflects the fact that the auditors' man- date may only be revoked for good cause. Art. 4d of the English version of the Company's articles of association contains a purely editorial amendment. II. ORGANIZATIONAL MATTERS Time: Thursday, September 14, 2023, 9:30 a.m. Central European Summer Time Location: Park Hyatt Zurich – Beethovenstrasse 21, 8002 Zurich, Switzerland

9 Eligibility to Vote Shareholders with voting rights registered in the share register (“holders of record”) maintained by our transfer agent, Equiniti Trust Company LLC (“ETC”) (previously known as American Stock Trans- fer & Trust Company LLC) and shareholders holding their shares through their broker or bank (“street name holders”) on September 6, 2023 at 4:30 p.m. EDT (the “Record Date”) will be eligible to vote at the Annual General Meeting. Shareholders who have sold their shares prior to September 6, 2023 are not entitled to vote those shares at the Annual General Meeting. Invitation, Voting Materials, Attendance and Voting Holders of record on August 17, 2023 will receive the Annual General Meeting invitation and a proxy card directly from ETC. These materials will contain access information for the ETC portal, by which holders of record may give voting instructions and authorization to the independent proxy, as well as information on voting by mail. Street name holders are unknown to the Company or ETC. Street name holders should receive ma- terials on behalf of, and be able to vote on the portal designated by, their broker or bank. Street name holders will only be able to give instructions and authorization to the independent proxy via the portal or other method designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so. Holders of record with voting rights, including those who become holders of record after August 17, 2023 but on or before September 6, 2023 and wish to vote their shares at the Annual General Meeting (by way of the independent proxy), may obtain copies of the proxy card by contacting ETC via email at proxy@equiniti.com. Holders of record and street name holders who wish to attend the Annual General Meeting in person should proceed as set out below under "Admission to Annual General Meeting". Holders of record who do not wish to attend the Annual General Meeting can exercise their voting rights through the independent proxy ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zur- ich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and au- thorization to the independent proxy prior to the Annual General Meeting. The independent proxy will be physically present at the Annual General Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization. In addition, hold- ers of record can grant a proxy to another person attending the Annual General Meeting in accord- ance with the procedures set out below under "Admission to Annual General Meeting".

10 Voting Instructions by Holders of Record The Company recommends that holders of record who do not wish to attend the Annual General Meeting in person, give their voting instructions and authorization to the independent proxy electron- ically through the ETC portal with the individual shareholder number (“QR Code”) provided by ETC. To do so, holders of record should follow the instructions given on the enclosed proxy card. Holders of record may also give voting instructions and authorization to the independent proxy through ETC by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to ETC via email at proxy@equiniti.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following address: Equiniti Trust Company LLC Attn: Operation Center 6201 15th Ave Brooklyn NY 11219 Electronic voting instructions and proxy cards sent by mail must be received by ETC no later than 8:00 a.m. EDT / 2:00 p.m. CEST on September 11, 2023. Once received by ETC, voting instructions may not be changed by the shareholders. Should ETC receive voting instructions from the same shareholder both electronically and in writing, only the elec- tronic instructions will be taken into account. Voting Instructions by Street Name Holders Street name holders who would like to give voting instructions and authorization to the independent proxy to vote should follow the instructions of their broker or bank or its designated agent and should use the portal or other methods designated by their broker or bank. Street name holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent. Admission to Annual General Meeting In order to attend the Annual General Meeting in person, shareholders of record must bring their admission ticket (which may be obtained as described below) and government-issued identification such as a driver’s license or passport. A shareholder may also appoint another person to represent him or her at the Annual General Meeting through a written, signed proxy giving such person the right to vote the shares. Such person must bring that proxy, his or her government-issued identification, and an admission ticket to the Annual General Meeting. Street name holders who wish to vote in person at the Annual General Meeting must obtain a signed proxy from their broker, bank, nominee or other custodian that authorizes them to vote the shares. In

11 addition, street name holders must bring to the Annual General Meeting an admission ticket and government-issued identification. Street name holders who have not obtained a proxy from their bro- ker or custodian are not entitled to vote in person at, or participate in, the Annual General Meeting. To request an admission ticket to the Annual General Meeting, please contact investor relations (via email at ir@globalblue.com) and send proof of your stock ownership. For record holders, proof of stock ownership is a copy of your invitation to the Annual General Meeting. For street name holders, proof of stock ownership is an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. To allow time for processing, please submit requests for admission tickets by September 7, 2023. Admission tickets are not transferable. You may contact investor relations with any questions about the admission ticket process. The Company reserves the right to deny admission to the Annual General Meeting to any shareholder that does not present a valid admission ticket, government-issued identification or any other required document described in this section. Availability of Annual Report and Related Materials This invitation to the Annual General Meeting 2023 including the explanation to the agenda items and the Annex hereto, the FY22/23 – Global Blue Group Holding AG Annual Report (which includes the Management Report (Form 20-F), the Consolidated Financial Statements 2022/2023, the Statutory Financial Statements 2022/2023 and the Compensation Report 2022/2023) are available online at https://ir.globalblue.com/news/default.aspx. Copies of these documents may be obtained without charge by contacting the investor relations via email at ir@globalblue.com. Copies may also be phys- ically inspected at the offices of Global Blue Group Holding AG, Zürichstrasse 38, 8306 Brüttisellen. Zurich, August 21, 2023 By the order of the Board of Directors of Global Blue Group Holding AG Jeremy Henderson-Ross General Counsel & Company Secretary

1 Annex to the Invitation to the Annual General Meeting 2023 of Global Blue Group Holding AG – Articles of Association Proposed amendments to the Company's articles of association (English version): Current Provisions Proposed Amendments I. GENERAL PROVISIONS I. GENERAL PROVISIONS Article 1: Corporate Name, Registered Office Article 1: Corporate Name, Registered Office Under the corporate name Global Blue Group Holding AG (Global Blue Group Holding SA) (Global Blue Group Holding Ltd) a Company exists pursuant to articles 620 et seq. of the Swiss Code of Obligations ("CO") having its registered office in Wangen-Brüt- tisellen. The duration of the Company is unlimited. [Unchanged] Article 2: Purpose Article 2: Purpose The purpose of the Company is to acquire, hold and manage invest- ments in domestic and foreign companies, in particular of controlling investments in companies active in the areas of VAT/GST tax re- fund, currency conversion, marketing services, point-of-sale tech- nology, retail staff education, and customer intelligence, the man- agement and sustainable development of these investment compa- nies within a group of companies as well as the provision of financial and organizational means for the management of a group of com- panies. [Unchanged] The Company may acquire, mortgage, utilize and sell real estate properties and intellectual property rights in Switzerland and abroad as well as incorporate and finance subsidiaries and branches. [Unchanged] The Company may engage in all kinds of commercial and financial transactions that are beneficial for the realisation of its purpose, in particular provide and take out loans, issue bonds, provide surety- ships and guarantees, provide collateral as well as make invest- ments in all marketable investment classes. [Unchanged] II. CAPITAL II. CAPITAL Article 3a: Share Capital Article 3a: Share Capital The share capital of the Company amounts to CHF 2,400,877.30 and is divided into 201,226,883 registered common shares with a nominal value of CHF 0.01 each, 17,684,377 registered series A [Unchanged]

2 convertible preferred shares with a nominal value of CHF 0.01 each ("Series A Preferred Shares") and 21,176,470 registered series B convertible preferred shares with a nominal value of CHF 0.01 each ("Series B Preferred Shares"). The share capital is fully paid-up. Article 3b: Convertible Series A Preferred Shares Article 3b: Convertible Series A Preferred Shares 1. The Series A Preferred Shares have the same dividend (in- cluding liquidation dividends), voting and other rights as common shares. [Unchanged] 2. Each Series A Preferred Share confers an (additional) pref- erence dividend ("Preference Dividend A") as follows: [Unchanged] a. For dividends resolved (including resolutions regarding dis- tributable reserves) for the financial year 2025/2026 (i.e. the first time at the ordinary General Meeting of Shareholders 2026) and thereafter an amount equal to 8% per annum ("Series A Percent- age") of USD 10, under the prerequisite that the General Meeting of Shareholders resolves a corresponding dividend and that the rele- vant provisions of the CO, as well as the other legal requirements applicable to the Company are complied with. In particular no Pref- erence Dividend A may be distributed to the extent no balance sheet profit or distributable reserves are available for distribution. [Unchanged] b. The Series A Percentage shall increase in each financial year after 2025/2026 by an additional one percentage point per annum. [Unchanged] c. The General Meeting of Shareholders may resolve in any given financial year not to distribute dividends, or to distribute divi- dends in an amount not covering the full amount of the Preference Dividend A; in such cases the respective remaining amount of the Preference Dividend A of such year is forfeited at the end of such financial year, shall not be carried forward to the following financial year(s) and does not increase the basis of the subsequently appli- cable Series A Percentage. [Unchanged] d. The Preference Dividend A has the same priority as the PIK Dividend (as defined in Article 3c). In the event that the General Meeting of Shareholders resolves to distribute dividends in an amount not covering the full amount of the Preference Dividend A and the PIK Dividend, the resolved amount of dividends shall be distributed pro rata between the holders of the Series A Preferred Shares and Series B Preferred Shares. The regular dividend on the common shares, the Series A Preferred Shares and the Series B Preferred Shares can be resolved once the [Unchanged]

3 General Meeting of Shareholders has approved the payment of the Preference Dividend A and the PIK Dividend for the respective year in full. 3. Each Series A Preferred Share confers the right to receive after all debts have been satisfied a priority share of the liquidation proceeds in an amount equal to the higher of: a. USD 10.00; and b. the amount that such Series A Preferred Share would have conferred had it been converted into a common share immediately prior to the liquidation (such amount, the "Series A Liquidation Preference"). The priority share of the liquidation proceeds of the Series A Preferred Shares has the same priority as the priority share of the liquidation proceeds of the Series B Preferred Shares. In the event that the liquidation proceeds do not cover the full amount of the priority share of the liquidation proceeds of the Series A Preferred Shares and the Se- ries B Preferred Shares, the liquidation proceeds shall be distributed pro rata (i.e., taking into account the Series A Liquidation Preference and the Series B Liquidation Preference) between the holders of the Series A Preferred Shares and Series B Preferred Shares. After dis- tribution of the liquidations proceeds to the Series A Preferred Shares and the Series B Preferred Shares, the remainder shall be distributed pro rata on the common shares. [Unchanged] 4. To the extent permitted by applicable law, the Company is authorized to acquire all or any portion of the Series A Preferred Shares in exchange for cash and/or common shares (sourced, in particular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the holders of the Series A Preferred Shares which grants the holders put rights and the Company call rights and re- demption rights ("Series A Conversion Agreement"). [Unchanged] 5. The issuance of any preferred shares (and the creation of au- thorized capital or a capital band for the issuance of preferred shares) as well as the modification and cancellation, respectively, of this Article 3b requires the approval of a special meeting of the Se- ries A Preferred Shares with a majority of the votes present at the meeting ("Series A Special Meeting"). In addition, approval by the Series A Special Meeting is required for (a) the approval of a share exchange, combination, merger or comparable transaction which [Unchanged]

would result in a holder of a Series A Preferred Share receiving consideration valued at less than USD 10 per Series A Preferred Share, or (b) in case of resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the company, to the extent that a holder of a Series A Preferred Share would receive less than USD 10 per Series A Preferred Share. However, no Series A Special Meeting is required for the cancellation of Series A Preferred Shares which are held in treasury by the Company or its subsidiaries.	
6. The Series A Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the common shares and the Series B Preferred Shares. The exclusion of pre-emptive or advance subscription rights for common shares does not require approval by the Series A Special Meeting.	[Unchanged]
Article 3c: Convertible Series B Preferred Shares	**Article 3c: Convertible Series B Preferred Shares**
1. The Series B Preferred Shares have the same dividend (including liquidation dividends), voting and other rights as the common shares.	[Unchanged]
2. Each Series B Preferred Share confers an (additional) preference dividend as follows:	[Unchanged]
a. Annual dividend paid in kind (for the first time for the financial year 2022/2023 pro rata as from the issue of the Series B Preferred Shares) in the form of newly issued Series B Preferred Shares in an amount equal to 5% ("**Series B Percentage**") of the number of Series B Preferred Shares outstanding at the time which are not held by the Company as treasury shares ("**PIK Dividend**"), such PIK Dividend to be paid pro rata to the holders of Series B Preferred Shares under the prerequisite that the General Meeting of Shareholders resolves a corresponding dividend and that the relevant provisions of the CO, as well as the other legal requirements applicable to the Company are complied with. In particular no PIK Dividend may be distributed to the extent no balance sheet profit or distributable reserves are available for distribution. If Series B Preferred Shares are to be converted or repurchased, the PIK Dividend may be paid as an extraordinary dividend or interim dividend prior to such conversion or repurchase *pro rata temporis* ("**Pro Rata PIK Dividend**"). Any Pro Rata PIK Dividend resolved and paid in a financial year will be deducted from any subsequent annual PIK Dividend resolved for such financial year.	[Unchanged]

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5 b. The General Meeting of Shareholders may resolve in any given financial year not to distribute dividends, or to distribute divi- dends in an amount which is less than the full amount of the PIK Dividend; in such cases the respective remaining amount of the PIK Dividend of such year is forfeited at the end of such financial year, shall not be carried forward to the following financial year(s) and does not increase the subsequently applicable Series B Percent- age. [Unchanged] c. The PIK Dividend has the same priority as the Preference Dividend A. In the event that the General Meeting of Shareholders resolves to distribute dividends in an amount not covering the full amount of PIK Dividend and the Preference Dividend A, the re- solved amount of dividends shall be distributed pro rata between the holders of the Series A Preferred Shares and Series B Preferred Shares. The regular dividend on the common shares, the Series A Preferred Shares and the Series B Preferred Shares can be resolved once the General Meeting of Shareholders has approved the payment of the Preference Dividend A and PIK Dividend for the respective year in full. [Unchanged] 3. Each Series B Preferred Share confers the right to receive after all debts have been satisfied a priority share of the liquidation proceeds in an amount equal to the higher of: a. the total of USD 8.50; and b. the amount that such Series B Preferred Share would have conferred had it been converted into a common share immediately prior to the liquidation (such amount, the "Series B Liquidation Preference"). The priority share of the liquidation proceeds of the Series B Preferred Shares has the same priority as the priority share of the liquidation proceeds of the Series A Preferred Shares. In the event that the liquidation proceeds do not cover the full amount of the priority share of the liquidation proceeds of the Series B Preferred Shares and the Se- ries A Preferred Shares, the liquidation proceeds shall be distributed pro rata (i.e., taking into account the Series A Liquidation Preference and the Series B Liquidation Preference) between the holders of the Series B Preferred Shares and Series A Preferred Shares. After dis- tribution of the liquidations proceeds to the Series B Preferred Shares and the Series A Preferred Shares, the remainder shall be distributed pro rata on the common shares. [Unchanged]

6 4. To the extent permitted by applicable law, the Company is authorized to acquire all or any portion of the Series B Preferred Shares in exchange for cash and/or common shares (sourced, in particular, from treasury shares or shares issued out of authorized share capital) pursuant to a contractual arrangement between the Company and the holders of Series B Preferred Shares, which grants such holders conversion rights and the Company call rights and redemption rights ("Series B Conversion Agreement"). [Unchanged] 5. There are no topics which require the approval of a special meeting of the holders of the Series B Preferred Shares ("Series B Special Meeting"), except for: a. the modification or cancellation of this Article 3c; b. the approval of a share exchange, combination, merger or comparable transaction which would result in a holder of a Series B Preferred Share receiving consideration valued at less than USD 8.50 per Series B Preferred Share, and c. resolutions by a General Meeting of Shareholders being held in the context of a public tender offer for all or part of the shares of the Company, to the extent that a holder of a Series B Preferred Share would receive less than USD 8.50 per Series B Preferred Share. The exceptions under para. b and c. do not apply with respect to any transaction in respect of which (i) the Company has validly ex- ercised its issuer call right under the Series B Conversion Agree- ment and/or (ii) the drag-along right has been validly exercised un- der the voting agreement between, among others, the holders of Series B Preferred Shares, SL Globetrotter L.P. and Global Blue Holding LP, as amended from time to time. No Series B Special Meeting is required for the cancellation of Series B Preferred Shares which are held in treasury by the Company or its subsidiaries. [Unchanged] 6. The Series B Preferred Shares confer the same pre-emptive rights and advance subscription rights for newly issued common shares as the Series A Preferred Shares and the common shares. The exclusion of pre-emptive or advance subscription rights for common shares does not require approval by the Series B Special Meeting. [Unchanged] Article 4a: Conditional Share Capital – Employee or Director Participation Article 4a: Conditional Share Capital – Employee or Director Participation

7 1. The share capital of the Company may be increased by up to CHF 190'000 by issuing up to 19'000'000 fully paid-in common shares with a nominal value of CHF 0.01 each, upon the exercise of option rights or in connection with other rights regarding shares (in- cluding restricted stock units (RSU) or Performance Stock Units (PSU)) granted to officers and employees or directors at all levels of the Company and its group companies according to respective reg- ulations and resolutions of the Board of Directors. The pre-emptive rights and the advance subscription rights of the shareholders are excluded. [Unchanged] 2. The conditions for the allocation and exercise of the option rights and other rights regarding shares from this Article 4a are de- termined by the Board of Directors. The shares may be issued at a price below the market price. [Unchanged] 3. Option rights and other rights regarding shares pursuant to this Article 4a may be exercised in writing or by electronic means (e.g. by e-mail) as determined by the Board of Directors. This also applies to the waiver of the exercise of such rights. Article 4b: Conditional Share Capital – Convertible Debt Article 4b: Conditional Share Capital – Convertible Debt 1. The share capital of the Company may be increased by up to CHF 190'000 by issuing up to 19'000'000 fully paid-in common shares with a nominal value of CHF 0.01 each upon the exercise of conversion rights or options in relation with convertible debt instru- ments, bonds, loans and similar forms of financing of the Company or of a subsidiary company. [Unchanged] 2. The conditions for the granting of the option rights and con- version rights shall be determined by the Board of Directors. The Board of Directors is authorized to exclude or restrict shareholders' advance subscription rights, if the convertible debt instruments, bonds, loans and similar forms of financing are used, (i) if an issue by firm underwriting by a consortium with subsequent offering to the public without advance subscription rights seems to be the most ap- propriate form of issue at the time, particularly in terms of the condi- tions for issue, or (ii) in connection with the financing or refinancing of the acquisition (including takeover) of companies, enterprises, parts of enterprises, participations or joint ventures or other invest- ments, or (iii) if the issue of debt instruments, bonds, loans and sim- ilar forms of financing with advance subscription rights excluded in the opinion of the Board of Directors seems the most appropriate form of issue for the quick and flexible raising of funds, including 2. The conditions for the granting of the option rights and con- version rights shall be determined by the Board of Directors. The pre-emptive rights of the shareholders are excluded. The Board of Directors is authorized to exclude or restrict shareholders' advance subscription rights, if the convertible debt instruments, bonds, loans and similar forms of financing are used, (i) if an issue by firm under- writing by a consortium with subsequent offering to the public with- out advance subscription rights seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue, or (ii) in connection with the financing or refinancing of the acquisition (including takeover) of companies, enterprises, parts of enterprises, participations or joint ventures or other investments, or (iii) if the issue of debt instruments, bonds, loans and similar forms of financing with advance subscription rights excluded in the opinion of the Board of Directors seems the most appropriate form of issue

8 meeting financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis. for the quick and flexible raising of funds, including meeting financ- ing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis, or (iv) if issued at ap- propriate conditions pursuant to article 653c para. 3 sec. 2 CO. 3. To the extent shareholders' advance subscription rights are excluded, (i) the exercise period for conversion and option rights granted shall not exceed 15 years and 7 years, respectively, and (ii) the terms of the relevant convertible debt instruments, bonds, loans and similar forms of financing, including conversion and option terms, shall be set taking into consideration the market conditions at the time of their issue. [Unchanged] 4. The conversion or option rights pursuant to this Article 4b may be exercised in writing or by electronic means (e.g. by e-mail) as determined by the Board of Directors. This also applies to the waiver of the exercise of these rights. Article 4c: Conditional Share Capital – Existing Shareholder Warrants Article 4c: Conditional Share Capital – Existing Shareholder Warrants 1. The share capital of the Company shall be increased by an amount not exceeding CHF 190'000, through the issue from time to time of a maximum of 19'000'000 fully paid-in common shares with a par value of CHF 0.01 each, in connection with the exercise of shareholder warrants that have been issued in connection with the listing of the Company to former holders of the warrants of Far Point Acquisition Corporation. [Unchanged] 2. The pre-emptive rights of the shareholders are excluded. The new common shares may be issued at a price equal to or below the current market price. The Board of Directors shall specify the specific conditions of issue including the issue price of the shares in the terms of the shareholder warrants. [Unchanged] 3. The shareholder warrants pursuant to this Article 4c may be exercised in writing or by electronic means (e.g. by e-mail) as deter- mined by the Board of Directors. This also applies to the waiver of the exercise of the shareholder warrants. Article 4d: Capital Band Article 4d: Capital Band The board of directors is authorized until 1 March 2028 to conduct one or more increases and/or reductions of the share capital within the upper limit of CHF 3,142,193.39, corresponding to up to 268,534,962 common shares with a nominal value of CHF 0.01 each, 17,684,377 Series A Preferred Shares with a nominal value [Unchanged]

9 of CHF 0.01 each and up to 28,000,000 Series B Preferred Shares with a nominal value of CHF 0.01 each, and the lower limit of CHF 1,742,806.65, corresponding to 174,280,665 common shares with a nominal value of CHF 0.01 each, 0 Series A Preferred Shares with a nominal value of CHF 0.01 each and 0 Series B Preferred Shares with a nominal value of CHF 0.01 each, provided that (a) within the capital band no capital increases may be made in the course of which Series A Preferred Shares are created, (b) in connection with capital increases within the capital band, not more than 6,823,530 Series B Preferred Shares may be created in aggregate, (c) in con- nection with capital reductions within the capital band, not more than 20,122,688 common shares may be cancelled in aggregate, (d) in connection with capital reductions within the capital band, all Series A Preferred Shares and/or Series B Preferred Shares then existing may be cancelled (without there being an obligation to cancel all such shares) and (e) capital reductions may only be conducted through the cancellation of shares which have been transferred to and are held in treasury by the Company. If the share capital is in- creased from conditional capital, the upper and lower limits of the capital band as well as the maximum number of common shares issued or to be issued (but not the maximum number of Series A Preferred Shares and Series B Preferred Shares issued or to be issued) shall increase accordingly, provided that the limitations pur- suant to paragraphs (a) to (e) above shall continue to apply. The issue of common shares by way of underwriting as well as par- tial increases are permitted. The relevant common shares may be issued and paid-up by way of converting freely distributable re- serves (including capital contribution reserves) into shares. Issue price, type of contribution (including through conversion of freely dis- posable equity capital), start of dividend entitlement as well as the expiry or allocation of pre-emptive rights allocated but not exercised shall be determined by the Board of Directors. [Unchanged] The issue of Series B Preferred Shares by way of partial increases is permitted. Series B Preferred Shares may be issued and paid-up by way of converting freely distributable reserves (including capital contribution reserves) into shares. Issue price, type of contribution (including through conversion of freely disposable equity capital), start of dividend entitlement as well as the expiry or allocation of pre- emptive rights allocated but not exercised shall be determined by the Board of Directors. The new Series B Preferred Shares have the preferred dividend entitlements and a liquidation preference pursu- ant to Article 3c of the Articles of Association. They are subject to [Unchanged]

10 the transfer restrictions pursuant to Article 6 of the Articles of Asso- ciation. The Board of Directors is authorized to exclude or restrict the pre- emptive rights of the existing shareholders in connection with the issuance of common shares: [Unchanged] 1. in connection with strategic partnering and co-operation transactions; [Unchanged] 2. in connection with mergers, acquisitions (including take- over) of companies, enterprises or parts of enterprises, participa- tions or intellectual property rights or other types of strategic invest- ments as well as financing or refinancing of such transactions; [Unchanged] 3. for the participation of directors, officers and employees at all levels of the Company and its group companies; [Unchanged] 4. for the purpose of expanding the shareholder base in con- nection with the listing of shares on (additional) foreign stock ex- changes. 4. for the purpose of expanding the shareholder base in con- nection with the listing of shares on (additional) foreign stock ex- changes.; 5. for the exchange and buy-back, respectively, of Series A Pre- ferred Shares in exchange for common shares according to Article 3b Section 4 of the Articles of Association; [Unchanged] 6. in connection with the exercise of warrants that have been issued to former holders of warrants of Far Point Acquisition Corpo- ration, Delaware, USA, in connection with the listing of the Company and the creation of corresponding treasury shares, respectively; [Unchanged] 7. for the quick and flexible raising of funds by way of share placement which would be difficult to achieve by way of a rights of- fering; [Unchanged] 8. for the quick and cost efficient raising of funds to meet financ- ing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 crisis; [Unchanged] 9. in connection with the listing of the Company, including in connection with exchanges of loan notes or equity instruments is- sued by the Company's subsidiary Global Blue Holding Limited, Cayman Islands, or Global Blue Investment & Co S.C.A., Luxem- bourg, to members of management for common shares of the Com- pany; [Unchanged] 10. in connection with the issuance of common shares to S.L. Globetrotter L.P. (Cayman Island) and other former shareholders of [Unchanged]

11 Global Blue Group AG in accordance with the price adjustment pro- visions pursuant to the Agreement and Plan of Merger, dated as of January 16, 2020 among the Company, SL Globetrotter L.P., Cay- man Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, certain members of management as listed on Sec- tion 1.01(a) of the Merger Agreement disclosure schedules, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (solely in his capacity as the Far Point Acquisi- tion Corporation shareholder's representative), Far Point LLC, Del- aware, USA, solely for purposes of Sections 2.20 and 8.01 of the Merger Agreement, and Jacques Stern, (solely in his capacity as the representative of management), as amended from time to time; 11. for the exchange and buy-back, respectively, of Series B Pre- ferred Shares in exchange for common shares according to Article 3c Section 4 of the Articles of Association; or [Unchanged] 12. if in connection with mergers, acquisitions (including takeo- vers) of companies, enterprises or parts of enterprises, participa- tions or intellectual property rights or other types of strategic invest- ments, financing or refinancing of such transactions, as well as the quick and flexible raising of funds, including meeting financing needs in connection with the growth of the VAT refund business fol- lowing the Covid-19 crisis, the Company assumes share delivery obligations under conversion rights or warrants granted in connec- tion with loans and other debt instruments issued by the Company or one of its subsidiaries. [Unchanged] The Board of Directors is authorized to exclude or restrict the pre- emptive rights of the existing shareholders in connection with the issuance of Series B Preferred Shares: [Unchanged] 1. in connection with the PIK Dividend paid out pursuant to Ar- ticle 3c Section 2 of the Articles of Association; [Unchanged] 2. for the quick and flexible raising of funds by way of share placement to meet financing needs in connection with the growth of the VAT refund business of the Company following the Covid-19 cri- sis through the issuance of Series B Preferred Shares pursuant to the investment agreement between the Company and CK Opportu- nities Fund I. LP dated 5 May 2022 ("Investment Agreement"); [Unchanged] 3. in connection with the financing or refinancing of acquisitions (including take-over) of companies, enterprises or parts of enter- prises, participations or intellectual property rights or other types of [Unchanged]

12 strategic investments through the issuance of Series B Preferred Shares pursuant to the Investment Agreement. Article 5: Form of shares Article 5: Form of shares The Company may issue its shares in the form of individual certifi- cates, global certificates and/or uncertificated securities and convert one form into another form of shares at any time and without the approval of the shareholders. A shareholder has no entitlement to demand a conversion of the form of the shares or the printing and delivery of share certificates. With the consent of the shareholder, the Company may cancel issued certificates which are returned to it without replacement. Each shareholder may, however, at any time request a written confirmation from the Company of the shares held by such shareholder, as reflected in the share register of the Com- pany. [Unchanged] The Company may create intermediated securities for the shares. The transfer of intermediated securities and furnishing of collateral in intermediated securities must conform with the regulations of the Intermediary-Held Securities Act. The Company may withdraw shares issued as intermediary-held securities from the respective custody system. [Unchanged] Uncertified securities (Wertrechte) may only be transferred by way of assignment provided that they are not registered as book-entry securities. In order to be valid, the assignment must be reported to the Company. [Unchanged] If the Company prints and issues share certificates, such share cer- tificates shall bear the signature of at least one member of the Board of Directors who is authorized to sign. The signatures may be fac- simile signatures. [Unchanged] Article 6: Share register and Transfer Restrictions for Series A Preferred Shares and Series B Preferred Shares Article 6: Share register and Transfer Restrictions for Series A Preferred Shares and Series B Preferred Shares The identity of the owners/usufructuaries of common shares, Series A Preferred Shares and Series B Preferred Shares shall be entered in the share register stating first/last name (for legal entities the com- pany name), domicile (for legal entities the legal domicile) and ad- dress. Any person registered in the share register changing its ad- dress, must inform the Company accordingly. [Unchanged] The transfer of Series A Preferred Shares and Series B Preferred Shares, be it for ownership or usufruct purposes, is in any case sub- ject to the approval by the Board of Directors. The approval can only [Unchanged]

13 be refused and the Board of Directors is obliged to refuse approval, respectively, if the acquirer does not accede to the Series A Con- version Agreement or the Series B Conversion Agreement, as ap- plicable. III. ORGANISATION III. ORGANISATION A. General Meeting of Shareholders A. General Meeting of Shareholders Article 7: Authorities Article 7: Authorities The General Meeting of Shareholders is the supreme corporate body of the Company. It has the following non-transferable powers: [Unchanged] 1. to adopt and amend the Articles of Association; [Unchanged] 2. to elect and recall the members of the Board of Directors, the Chairman/Chairwoman of the Board of Directors, the members of the Compensation Committee, the Auditors and the Independent Proxy; [Unchanged] 3. to approve the management report and the consolidated ac- counts; [Unchanged] 4. to approve the annual accounts as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends; [Unchanged] 5. to determine the interim dividend and approve the interim fi- nancial statements required for this purpose; 6. to resolve on the repayment of the statutory capital reserve; 5. to approve the compensation of the members of the Board of Directors and the Executive Management pursuant to Articles 8, 27 and 28 of the Articles of Association; 7. to approve the compensation of the members of the Board of Directors and the Executive Management pursuant to Articles 8, 27 and 28 of the Articles of Association; 6. to grant discharge to the members of the Board of Directors Executive Management and the Compensation Committee; 8. to grant discharge to the members of the Board of Directors Executive Management and the Compensation Committee; 9. to resolve on the delisting of the Company's equity securities; 7. to pass resolutions regarding issues which are reserved to the General Meeting of Shareholders by law or by the Articles of Association or which are presented to it by the Board of Directors. 10. to pass resolutions regarding issues which are reserved to the General Meeting of Shareholders by law or by the Articles of Association or which are presented to it by the Board of Directors. Article 8: Resolutions on compensation Article 8: Resolutions on compensation Each year, the ordinary General Meeting of Shareholders shall ap- prove separately the proposals by the Board of Directors in relation: [Unchanged]

14 a. to the aggregate maximum amount of the compensation of the Board of Directors for the term of office until the next ordinary Meeting of the Shareholders; and [Unchanged] b. to the aggregate maximum amount of the compensation of the Executive Management for the next financial year. [Unchanged] If the General Meeting of Shareholders does not approve the pro- posed compensation amount, the Board of Directors may determine the aggregate maximum compensation amount, taking into consid- eration all relevant circumstances and submit such amount to a new General Meeting of Shareholders for approval. In this case, the Company or companies controlled by it may pay compensation prior to such General Meeting of Shareholders, subject to its subsequent approval. [Unchanged] Each year, the ordinary General Meeting of Shareholders shall hold a consultative vote on the Company’s compensation report. [Unchanged] Any excess of the approved maximum aggregate amounts, which results from foreign currency exchange rate fluctuations shall be dis- regarded. [Unchanged] Article 9: Supplementary compensation amount for new mem- bers of the Executive Management Article 9: Supplementary compensation amount for new mem- bers of the Executive Management In the event that members of Executive Management are newly ap- pointed, or members of the Executive Management are promoted during a compensation period for which the General Meeting of Shareholders has already voted upon and the aggregate maximum compensation approved for such period is not sufficient to cover the compensation of these appointees, the Company or companies controlled by it are authorized to pay or award supplementary com- pensation. The supplementary amount (including sign-on bonuses, if any) shall, per compensation period and member, not exceed thirty-five percent of the aggregate (maximum) compensation amount for Executive Management last approved. In the event that members of Executive Management are newly ap- pointed, or members of the Executive Management are promoted during a compensation period for which the General Meeting of Shareholders has already voted upon and the aggregate maximum compensation approved for such period is not sufficient to cover the compensation of these appointees, the Company or companies controlled by it are authorized to pay or award supplementary com- pensation. The supplementary amount (including sign-on bonuses, if any) shall, per compensation period and member, not exceed thirty-five percent of the aggregate (maximum) compensation amount for Executive Management last approved. Article 10: Meetings Article 10: Meetings The ordinary General Meeting of Shareholders shall be held annu- ally within six months after the close of the business year. The Board of Directors determines the time and location of the General Meeting of Shareholders. The ordinary General Meeting of Shareholders shall be held annu- ally within six months after the close of the business year. The Board of Directors determines the time and location of the General Meeting of Shareholders, and the form in which it is to be held. The General Meeting of Shareholders may be held in various locations simulta- neously and/or abroad.

15 The Board of Directors may provide that the shareholders who are not present at the place of the General Meeting of Shareholders, may exercise their rights by electronic means (hybrid General Meet- ing). Alternatively, the Board of Directors may waive the determina- tion of a meeting location and order the General Meeting of Share- holders to be held virtually (virtual General Meeting). Extraordinary General Meetings of Shareholders shall be called as often as necessary, in particular, in all cases required by law. [Unchanged] Extraordinary General Meetings of Shareholders shall be convened by the Board of Directors upon a resolution of the General Meeting of Shareholders or if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon. Extraordinary General Meetings of Shareholders shall be convened by the Board of Directors upon a resolution of the General Meeting of Shareholders or if shareholders representing at least five ten per- cent of the share capital or of the voting rights request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon. Article 11: Notice Article 11: Notice Convening The General Meeting of Shareholders shall be convened by the Board of Directors and, if need be, by the Auditors. [Unchanged] Notice of the General Meeting of Shareholders shall be given by publication in the Swiss Official Gazette of Commerce at least 20 calendar days before the date of the meeting. The notice shall state the day, time and place of the meeting, the agenda, the proposals of the Board of Directors and the proposals of the shareholders who have requested the General Meeting of Shareholders or that an item be included on the agenda Notice of the General Meeting of Shareholders shall be given in a manner described in Article 31 by publication in the Swiss Official Gazette of Commerce at least 20 calendar days before the date of the meeting. The notice shall state the day, the starting time, the nature and place of the meeting, the agenda, the proposals of the Board of Directors with a brief statement of reasons, the name and the address of the independent proxy and, the proposals together with a brief statement of reasons of the shareholders who have re- quested the General Meeting of Shareholders or that an item be in- cluded on the agenda. The owners, usufructuaries or representatives of all the shares may, if no objection is raised, hold a General Meeting of Shareholders without observing the formal requirements for the convening of the General Meeting of Shareholders (Universal Shareholders Meet- ing). As long as the owners or representatives of all the shares are present, all subjects falling within the scope of business of the Shareholders Meeting may be validly discussed and decided upon at such meeting. The owners, usufructuaries or representatives of all the shares may, if no objection is raised, hold a General Meeting of Shareholders without observing the applicable formal requirements for the con- vening of the General Meeting of Shareholders (Universal Share- holders Meeting). As long as the owners or representatives of all the shares participate are present, all subjects falling within the scope of business of the Shareholders Meeting may be validly discussed and decided upon at such meeting. The annual business report, the Auditors' report and the Compen- sation Report must be submitted for examination by the sharehold- ers at the registered office of the Company at least 20 calendar days prior to the date of the ordinary General Meeting of Shareholders. The annual business report, the Auditors' reports and the Compen- sation Report must be submitted for examination by shall be made available to the shareholders at the registered office of the Company at least 20 calendar days prior to the date of the ordinary General Meeting of Shareholders. Reference to such submission and to the

16 Reference to such submission and to the shareholders' right to re- quest the conveying of these documents to them shall be included in the notice to the General Meeting of Shareholders. shareholders' right to request the conveying of these documents to them shall be included in the notice to the General Meeting of Share- holders. If the documents are not accessible electronically, each shareholder may request that they be sent to it in due time. Article 12: Agenda Article 12: Agenda The Board of Directors shall state the items on the agenda. [Unchanged] Shareholders with voting rights individually or jointly representing at least ten percent of the share capital of the Company may demand that items be put on the agenda. Such demands have to be submit- ted to the Chairman/Chairwoman of the Board of Directors at least 45 calendar days before the date of the General Meeting of Share- holders and shall be in writing, specifying the item and the pro- posals. Shareholders with voting rights individually or jointly representing at least 0.5 ten percent of the share capital or voting rights of the Com- pany may demand that items be put on the agenda or that proposals for agenda items be included in the notice convening the General Meeting of Shareholders. Such demands have to be submitted to the Chairman/Chairwoman of the Board of Directors at least 45 cal- endar days before the date of the General Meeting of Shareholders and shall be in writing, specifying the item and the proposals. Share- holders may submit a brief statement of reasons together with the agenda items or proposals, which must be included in the notice convening the General Meeting of Shareholders. No resolution shall be passed on items proposed only at the General Meeting of Shareholders and which have no bearing on any of the proposed items of the agenda, apart from those exceptions permit- ted by law. [Unchanged] Article 13: Chair, minutes Article 13: Chair, minutes The General Meeting of Shareholders shall be chaired by the Chair- man/Chairwoman of the Board of Directors, or, in his/her absence, by a Vice-Chairman/Vice-Chairwoman of the Board of Directors or another member of the Board of Directors or third party selected by the Board of Directors ("Chairman/Chairwoman"). [Unchanged] The Chairman/Chairwoman designates a Secretary who does not need to be shareholder. The Chairman/Chairwoman designates a Secretary minutes' keeper who does not need to be shareholder. The Board of Directors is responsible for the keeping of the minutes, which are to be signed by the Chairman/Chairwoman and by the Secretary. The Board of Directors is responsible for the keeping of the minutes, which are to be signed by the Chairman/Chairwoman and by the Secretary minutes' keeper. Article 14: Resolutions Article 14: Resolutions Subject to Article 6 of the Articles of Association, each share entitles to one vote. [Unchanged] Each shareholder may be represented by the Independent Proxy or any other person who needs not to be a shareholder. The Board of Directors issues regulations on the procedures of participation and [Unchanged]

17 representation at the General Meeting of Shareholders. The Person chairing the General Meeting of Shareholders decides whether a proxy is acceptable or not. The General Meeting of Shareholders shall pass its resolutions and carry out its elections with the simple majority of the votes cast, to the extent that neither the law nor the Articles of Association provide otherwise. Abstentions, empty votes and invalid votes will not be taken into account for the calculation of the required majority. [Unchanged] The members of the Board of the Directors and the members of the Compensation Committee are elected individually. [Unchanged] The Chairman/Chairwoman shall determine the voting procedure. The voting and elections shall be conducted with electronic voting devices– to the extent that this is possible at the Meeting. If not, resolutions or elections will be taken on a show of hands unless a written ballot is held upon resolution of the General Meeting of Shareholders or if the person chairing the General Meeting of Shareholders so directs. [Unchanged] If the person chairing the General Meeting of Shareholders doubts the results of the vote, he/ she may change the way of voting. In this case, the preceding resolution or election is deemed not to have occurred [Unchanged] Article 15: Qualified majority for important resolutions Article 15: Qualified majority for important resolutions A resolution of the General Meeting of Shareholders passed by at least two thirds of the represented share votes and the absolute ma- jority of the represented nominal value of the shares is required for: [Unchanged] 1. the introduction, easement or abolition of restrictions of the transferability of registered shares; [Unchanged] 2. any creation of shares with preferential rights or with privi- leged voting rights; [Unchanged] 3. any authorized or conditional capital increases; 3. any authorized or conditional capital increases creation or amendment of a capital band or a conditional capital; 4. any increase of capital against the Company's equity, against contributions in kind, or for the purpose of acquiring assets or the granting of special benefits; 4. any increase of capital against the Company's equity, against contributions in kind, or by way of set-off with a claim for the purpose of acquiring assets or the granting of special benefits; 5. any limitation or withdrawal of subscription rights; [Unchanged] 6. any change of the registered office or corporate name of the Company; [Unchanged]

18 7. any sale of all or substantially all of the assets of the Com- pany; [Unchanged] 8. any merger, demerger or similar reorganization of the Com- pany; [Unchanged] 9. the liquidation of the Company; [Unchanged] 10. change of the maximum number of Directors; [Unchanged] 11. any change to this Article 15; and 11. any change to or removal of this Article 15; and 12. the other cases listed in article 704 para. 1 CO and in the Federal Act on Merger, Demerger, Conversion and Transfer of As- sets (Merger Act) dated 3 October 2003 in the relevant applicable version. [Unchanged] Article 16: Independent proxy Article 16: Independent proxy The General Meeting of Shareholders elects an independent proxy. Natural persons as well as legal entities and partnerships are eligi- ble for election. [Unchanged] The term of office of the Independent Proxy ends with the conclu- sion of the next ordinary General Meeting of Shareholders. Re-elec- tion is permitted. The duties of the Independent Proxy are governed by the relevant statutory provisions. [Unchanged] B. Board of Directors B. Board of Directors Article 17: Election, term of office, constitution Article 17: Election, term of office, constitution The Board of Directors shall consist of a minimum of 3 members and maximum of 9 members. The term of the members of the Board of Directors as well of the Chairman/Chairwoman shall correspond to the legally permitted maximum term of one year and shall end at the end of the next ordinary General Meeting of Shareholders. Re- election is permitted. [Unchanged] Except for the election of the Chairman/Chairwoman of the Board of Directors and the members of the Compensation Committee, the Board of Directors constitutes itself. [Unchanged] The Board of Directors appoints the Secretary who does not need to be a shareholder or a member of the Board of Directors. [Deleted] Article 18: Ultimate direction, delegation Article 18: Ultimate direction, delegation The Board of Directors is entrusted with the ultimate direction of the Company as well as the supervision of the management. It repre- sents the Company towards third parties and attends to all matters [Unchanged]

19 which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association or the regula- tions. The Board of Directors may delegate the management and the rep- resentation of the Company wholly or in part to one or several nat- ural persons or members of the Board of Directors. The Board of Directors shall enact the organizational regulations and arrange for the respective contractual relationships. [Unchanged] Article 19: Duties Article 19: Duties The Board of Directors is authorized to pass resolutions regarding all matters which are not reserved to another governing body of the Company by law, these Articles of Association or any regulations. [Unchanged] The Board of Directors has the following non-transferable and irrev- ocable duties: [Unchanged] 1. to ultimately direct the Company and issue the necessary di- rectives; [Unchanged] 2. to determine the organization; [Unchanged] 3. to organize the accounting, the internal control system (ICS), the financial control and the financial planning as well as to perform a risk assessment; [Unchanged] 4. to appoint and recall the persons entrusted with the manage- ment and representation of the Company and to grant signatory power; [Unchanged] 5. to ultimately supervise the persons entrusted with the man- agement, in particular with respect to compliance with the law, the Articles of Association, regulations and directives; [Unchanged] 6. to prepare the business report, as well as the General Meet- ing of Shareholders and to implement the latter's resolutions; [Unchanged] 7. to prepare the compensation report; [Unchanged] 8. to inform the judge in the event of over-indebtedness; 8. to file an application for a debt restructuring moratorium and to inform the court judge in the event of over-indebtedness; 9. to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares and regarding the amendments to the Articles of Association entailed thereby; [Unchanged]

20 10. to pass resolutions confirming increases in share capital, re- garding the preparation of the capital increase report and regarding the amendments to the Articles of Association entailed thereby; 10. to pass resolutions confirming increases the changes in share capital, regarding the preparation of the capital increase report and regarding the amendments to the Articles of Association entailed thereby; 11. to examine compliance with the legal requirements regarding the appointment, election and the professional qualifications of the Auditors; [Unchanged] 12. to execute the agreements pursuant to articles 12, 36 and 70 of the Merger Act. [Unchanged] 13. to pass resolutions on all other matters which mandatory law assigns to the Board of Directors. If the office of the Chairman/Chairwoman of the Board of Directors is vacant, the Compensation Committee is not complete or the Com- pany does not have an Independent Proxy, the Board of Directors shall appoint a substitute for the time period until the conclusion of the next ordinary General Meeting of Shareholders that must be – with the exception of the Independent Proxy – a member of the Board of Directors. [Unchanged] Article 20: Organization, minutes Article 20: Organization, minutes The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors shall be in compli- ance with the organizational regulations. Resolutions can be made by circulation by mail, telefax or e-mail, unless a member requests oral deliberation. The organizational regulations govern the details. The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors shall be in compli- ance with the organizational regulations. Resolutions may also be passed by electronic means or in writing on paper or in electronic form can be made by circulation by mail, telefax or e-mail, unless a member requests oral deliberation. The organizational regulations govern the details. In the case of resolutions passed electronically, no signature is required. The Chairman/Chairwoman shall have no casting vote. [Unchanged] Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chair- man/Chairwoman and the Secretary of the Board of Directors. Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chair- man/Chairwoman and the Secretary of the Board of Directors minutes' keeper. Article 21: Compensation committee Article 21: Compensation committee The Meeting of Shareholders elects at least two members of the Board of Directors as members of the Compensation Committee. The term of office ends with the conclusion of the next ordinary Meeting of the Shareholders. Re-election is permitted. [Unchanged]

21 The Compensation Committee shall support the Board of Directors in reviewing and establishing the Company's compensation strategy and policy and shall have the following basic tasks and responsibil- ities in relation to the compensation of the Board of Directors and Executive Management: [Unchanged] 1. to propose to the Board of Directors for approval by the Gen- eral Meeting of Shareholders the aggregate maximum compensa- tion of the Board of Directors and the aggregate maximum compen- sation of the Executive Management; [Unchanged] 2. to propose to the Board of Directors the allocation of the ag- gregate Board compensation approved by the General Meeting of Shareholders; [Unchanged] 3. to propose to the Board of Directors the compensation of the Chief Executive Officer and the other members of the Executive Management within the framework of the aggregate maximum com- pensation approved by the General Meeting of Shareholders; [Unchanged] 4. to propose to the Board of Directors targets and determina- tion of target achievement under the performance-based short-term variable compensation of the Executive Management; [Unchanged] 5. to propose to the Board of Directors modifications to the Ar- ticles of Association regarding the compensation system for the Board of Directors and Executive Management. [Unchanged] The Board of Directors will provide for further duties and responsi- bilities of the Compensation Committee in the organizational regu- lations and the regulations of the Compensation Committee. [Unchanged] C. Auditors C. Auditors Article 22: Duty of audit, election, appointment and duties of auditors Article 22: Duty of audit, election, appointment and duties of auditors The General Meeting of Shareholders shall elect the Auditors pur- suant to the provisions of this Article 22. The Auditors must be reg- istered in the Commercial Register. [Unchanged] The Auditors shall perform a regular audit of the Company's annual financial statements. [Unchanged] The Auditors' term of office shall be one year. It shall end with the approval of the last annual financial accounts. Re-election and rev- ocation are possible at any time. The Auditors' term of office shall be one year. It shall end with the approval of the last annual financial accounts. Re-election and rev- ocation for good cause are possible at any time.

22 The Auditors' rights and obligations are those provided for in articles 728 et seq. CO. [Unchanged] IV. ACCOUNTING PRINCIPLES IV. ACCOUNTING PRINCIPLES Article 23: Annual accounts and consolidated financial state- ments Article 23: Annual accounts and consolidated financial state- ments The Company prepares its annual report including annual accounts (statutory financial statements) and consolidated financial state- ments in accordance with applicable law. [Unchanged] The financial year starts on April 1 and ends on March 31 (except for the first financial year which ends on March 31, 2021). [Unchanged] Article 24: Distribution of profits Article 24: Distribution of profits Subject to the statutory provisions regarding the distribution of prof- its, in particular articles 671 et seq. CO, the profits as shown on the balance sheet may be allocated by the General Meeting of Share- holders at its discretion. [Unchanged] The dividend may only be determined after the transfers prescribed by law to the legal reserve funds have been deducted. All dividends unclaimed within a period of five years after their due date shall be forfeited to the Company. [Unchanged] V. COMPENSATION AND RELATED PROVISIONS V. COMPENSATION AND RELATED PROVISIONS Article 25: Permitted additional activities Article 25: Permitted additional activities The non-executive members of the Board of Directors can have up to four additional Mandates (as defined below) in listed companies and up to ten additional in non-listed companies, respectively. [Unchanged] The members of the Executive Management may upon prior ap- proval by the Board of Directors have up to four additional Mandates (as defined below), two of which can be in listed companies. [Unchanged] For the purposes of this Article 25 the following functions do not fall under the above restrictions: [Unchanged] 1. Mandates in entities controlled by the Company; [Unchanged] 2. Mandates a member of the Board of Directors or the Execu- tive Management assumes upon request by the Company, provided that no member of the Board of Directors or Executive Management may hold more than five of such Mandates; and [Unchanged] 3. Mandates in associations, foundations, charitable organisa- tions, trusts, employee welfare foundations or other comparable [Unchanged]

structures, provided that no member of the Board of Directors or the Executive Management may hold more than ten Mandates in such organizations.	
"Mandate" as used in this Article 25 means memberships in the senior management or oversight bodies of legal units obliged to register themselves in a Swiss commercial register or a foreign equivalent thereof. Several Mandates in legal units belonging to the same consolidated group of companies or several Mandates in legal units constituting portfolio companies (including listed companies) of a private equity investor group (including funds managed, advised or otherwise controlled by such group) are deemed, together with mandates in legal units (including funds managed, advised or otherwise controlled by such units) constituting that private equity investor group, one Mandate. It is admissible to exceed the limitations set forth in this Article 25 for a short period of time.	"Mandate" as used in this Article 25 means memberships in the senior management or oversight bodies of legal units ~~obliged to register themselves in a Swiss commercial register or a foreign equivalent thereof~~ with an economic purpose. Several Mandates in legal units belonging to the same consolidated group of companies or several Mandates in legal units constituting portfolio companies (including listed companies) of a private equity investor group (including funds managed, advised or otherwise controlled by such group) are deemed, together with mandates in legal units (including funds managed, advised or otherwise controlled by such units) constituting that private equity investor group, one Mandate. It is admissible to exceed the limitations set forth in this Article 25 for a short period of time.
Article 26: Agreements related to the Compensation for Members of the Board of Directors and the Executive Management	**Article 26: Agreements related to the Compensation for Members of the Board of Directors and the Executive Management**
The agreements of the members of the Board of Directors shall have a term from election until the conclusion of the next ordinary Meeting of the Shareholders. Resignation or dismissal remains reserved.	[Unchanged]
The employment agreements of the members of the Executive Management shall in principle be concluded for an indefinite period. With respect to employment agreements entered into for an indefinite period, the maximum notice period must not exceed 12 months. If the Board of Directors considers a fixed term appropriate, such fixed term shall not exceed one year. Renewal is possible.	[Unchanged]
In the event of termination of the employment agreement, the Company can relieve the member of Executive Management from his/her duties during the notice period or enter into a termination agreement.	[Unchanged]
The Company or companies controlled by it may enter into non-competition agreements with members of the Executive Management after termination of employment. The total compensation payable during the term of the non-competition agreement shall not exceed the amount of one annual salary (which is equal to the average base and short-term variable compensation paid in the three years prior to the termination of employment).	The Company or companies controlled by it may enter into non-competition agreements with members of the Executive Management after termination of employment, which are justified on business grounds. The total compensation payable during the term of the non-competition agreement shall not exceed the average compensation for the three preceding business years ~~amount of one annual salary (which is equal to the average base and short-term variable compensation paid in the three years prior to the termination of employment)~~.

23

24 Article 27: Principles relating to the compensation of the mem- bers of the Board of Directors Article 27: Principles relating to the compensation of the mem- bers of the Board of Directors The members of the Board of Directors shall receive an annual re- tainer as determined by the Board of Directors upon recommenda- tion by the Compensation Committee, subject to prior approval by the Meeting of the Shareholders. [Unchanged] The Board of Directors may determine that non-executive members of the Board of Directors shall have the right to elect that part of their annual retainer be paid in shares, and/or the retainer be in whole or in part paid in the form of blocked shares or equity based instru- ments, in which case it shall determine the conditions, including blocking periods, exercise and forfeiture conditions. The Board may provide for extension, acceleration or removal of vesting and exer- cise conditions in case of certain predefined events. [Unchanged] Compensation may be paid by the Company or companies con- trolled by it. [Unchanged] Article 28: Principles of compensation relating to the members of the Executive Management Article 28: Principles of compensation relating to the members of the Executive Management Members of the Executive Management shall receive a fixed com- pensation consisting of a base salary, contributions to pension schemes or similar benefits and, where applicable, other benefits in cash or kind. In addition, members of Executive Management are eligible for performance based short-term variable compensation and long-term variable compensation. [Unchanged] The short-term variable compensation shall be based on the achievement of performance targets which are generally measured over a one-year period. Performance targets are based on enter- prise and business unit, functional and individual goals. The annual target level shall be determined as a percentage of the base salary. Depending on achieved performance, the compensation may amount up to a pre-determined multiplier of target level. Short-term variable compensation can be awarded in cash. [Unchanged] The long term variable compensation orients itself on performance metrics that take into account strategic objectives and/or financial objectives of the Company and/or the development of the share price of the company and the achievement of which is generally measured based on a multiannual period. The annual target level of the long term variable compensation elements is determined as a percentage of the base salary; depending on achieved perfor- mance, the compensation may amount to up to a predetermined [Unchanged]

25 multiplier of target level. The Board of Directors or the Compensa- tion Committee shall determine the conditions for the allocation, vesting conditions, the conditions and deadlines for the exercise thereof, and any retention periods or conditions of expiration. It may provide that, contingent upon the occurrence of certain events de- termined in advance, such as a change in control or the termination of an employment relationship, that the conditions and deadlines for the exercise of rights, or retention periods, or vesting conditions are to be shortened or cancelled, that remuneration is to be paid based on an assumption of the achievement of target values, or that remu- neration is to be forfeited. Long term variable compensation may be awarded in the form of shares, options or equivalent instruments or units. Compensation may be paid by the Company or companies con- trolled by it. [Unchanged] Article 29: Credit and pension schemes Article 29: Credit and pension schemes No loans or credits shall be granted to the members of the Board of Directors or Executive Management. [Unchanged] The members of the Board of Directors not serving in the Executive Management shall not participate in the Company's pension and re- tirement plans. The members of the Executive Management are el- igible to participate in the Company's retirement and pension schemes. [Unchanged] VI. LIQUIDATION VI. LIQUIDATION Article 30: Dissolution and liquidation Article 30: Dissolution and liquidation The General Meeting of Shareholders may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association. [Unchanged] The liquidation shall be carried out by the Board of Directors to the extent that the General Meeting of Shareholders has not entrusted the same to other persons. [Unchanged] The liquidation of the Company shall take place in accordance with articles 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract. [Unchanged] After all debts have been satisfied, the net proceeds shall be distrib- uted among the shareholders in proportion to the amounts paid-in. [Unchanged] VII. INFORMATION, LANGUAGE OF THE ARTICLES OF ASSOCIATION, LEGAL COST AND ARBITRATION VII. INFORMATION, LANGUAGE OF THE ARTICLES OF ASSOCIATION, LEGAL COST AND ARBITRATION

26 Article 31: Notices and announcements Article 31: Notices and announcements The publication instrument of the Company is the Swiss Official Ga- zette of Commerce. The Board of Directors may designate further means of publication. The publication instrument of the Company is the Swiss Official Ga- zette of Commerce. The Board of Directors may designate further means of publication. Notices by the Company to the shareholders and other announce- ments shall be published in the Swiss Official Gazette of Commerce. Notices by the Company to the shareholders may, instead of or in addition to the Swiss Official Gazette of Commerce, at the discretion of the Board of Directors, be validly made and other announcements shall be published in the Swiss Official Gazette of Commerce, by (i) letter to the shareholders' contact details last recorded in the share register, (ii) e-mail or (iii) any other form that the Board of Directors deems appropriate. Article 32: Language of the Articles of Association Article 32: Language of the Articles of Association In the event of deviations between the German version of these Ar- ticles of Association and any version in another language, the Ger- man authentic text prevails. [Unchanged] Article 33: Costs in legal proceedings Article 33: Costs in legal proceedings The Company may grant advances to members of the Board of Di- rectors and Executive Management for costs incurred in connection with legal, regulatory or similar proceedings. [Unchanged] The Company is authorized to indemnify and hold harmless to the extent permitted by applicable law each of the members of the Board of Directors and the Executive Management out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sus- tain in connection with their service on behalf of the Company. [Unchanged] Article 34: Arbitration Article 34: Arbitration Corporate litigations shall be resolved by an arbitration court with its seat in Zurich, Switzerland. The number of arbitrators shall be three. The arbitral proceedings shall be conducted in English. [Unchanged] This arbitration clause shall be binding on all shareholders of the Company, the Company itself and the corporate bodies of the Com- pany. [Unchanged] The arbitration proceedings shall be resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce in force on the date on which the request for arbitration is submitted in accordance with these rules. [Unchanged] VIII. TRANSITIONAL PROVISIONS VIII. TRANSITIONAL PROVISIONS

<table>
<tr><th>Article 35: Contributions in Kind</th><th>Article 35: Contributions in Kind</th></tr>
<tr><td>At the occasion of the capital increase of 28 August 2020 the company receives according to the capital contribution agreement I dated as per 28 August 2020, the capital contribution agreement III dated as per 28 August 2020 and the capital contribution agreement IV dated as per 28 August 2020 in the aggregate 37'574'865 registered shares in Global Blue Group AG, Wangen-Brüttisellen, Switzerland, (CHE-218.820.653), with a nominal value of CHF 0.01 each, (together "GBG Shares") from in total 55 contributors. In return, the contributors in total receive 124'550'238 new registered, fully paid-in common shares of the Company, each with a nominal value of CHF 0.01, ("Common Shares") at an issue price of CHF 0.01 per Common Share and 23,717,989 new registered, fully paid-in series A convertible preferred shares, each with a nominal value of CHF 0.01, ("Preferred Shares") at an issue price of CHF 0.01 per Preferred Share. In detail the following contributors make the following contributions in kind of GBG Shares with the following valuations in return for the following number of new Common Shares and Preferred Shares:</td><td>[Unchanged]</td></tr>
<tr><td>
<table>
<tr><th>Sacheinleger
Contributor</th><th>GBG Aktien
GBG Shares</th><th>Bewertung
Valuation (CHF)</th><th>Stammaktien
Common Shares</th><th>Vorzugsaktien
Preferred Shares</th></tr>
<tr><td>Antfin (Hong Kong) Holding Limited
Hong Kong</td><td>2'967'655</td><td>113'618'854.08</td><td>12'500'000</td><td>--</td></tr>
<tr><td>Jorge Casal
Vich, Schweiz</td><td>202'372</td><td>7'748'370.54</td><td>713'711</td><td>138'695</td></tr>
<tr><td>Loic Jenouvrier
Dully, Schweiz</td><td>93'038</td><td>3'562'216.47</td><td>328'120</td><td>63'763</td></tr>
<tr><td>Fabio Ferreira
Wien, Österreich</td><td>42'872</td><td>1'641'472.20</td><td>151'198</td><td>29'382</td></tr>
<tr><td>Gregory Gelhaus
Singapore, Singapur</td><td>16'784</td><td>642'617.55</td><td>59'193</td><td>11'502</td></tr>
<tr><td>Jeremy Henderson-Ross
Founex, Schweiz</td><td>15'353</td><td>587'832.12</td><td>54'146</td><td>10'522</td></tr>
<tr><td>Tomas Mostany
Cardano al Campo VA, Italien</td><td>41'425</td><td>1'586'059.56</td><td>146'095</td><td>28'389</td></tr>
</table>
</td><td>[Unchanged]</td></tr>
</table>

27

Pier Francesco Nervini St Sulpice, Schweiz	42'332	1'620'783.36	149'293	29'011	
James Morris London, Grossbritannien	20'395	780'867.36	71'928	13'976	
Jeremy Taylor Rovinka, Slowakei	22'729	870'240.24	80'160	15'576	
Laurent Delmas Paris, Frankreich	20'016	766'359.72	70'591	13'717	
Damian Cecchi Nyon, Schweiz	14'844	568'343.16	52'351	10'173	
Pedro da Silva Genf, Schweiz	20'066	768'277.71	70'767	13'752	
Guillaume Van Lierde Genf, Schweiz	13'221	506'194.83	46'627	9'060	
Richard Menzinsky Mies, Schweiz	13'575	519'748.02	47'875	9'303	
Ronald Christen Männedorf, Schweiz	12'194	466'880.58	43'005	8'357	
Helena Hardaway Nyon, Schweiz	8'013	306'796.59	28'260	5'491	
Alexandre Vukanovic Estavayer-le-Lac, Schweiz	8'013	306'796.59	28'260	5'491	
Philippe Bartscherer Landschlacht, Schweiz	1	36.36	4	0	
Thomas Bucknall London, Grossbritannien	20'066	768'277.71	70'767	13'752	
Richard Brown Basingstoke, Hampshire, Grossbritannien	17'695	677'495.88	62'405	12'127	
Gianpaolo Carugo Paderno Dugnano MI, Italien	3'698	141'585.84	13'042	2'534	
Luca Zaffaroni Legnano MI, Italien	3'701	141'694.92	13'052	2'536	
Stefano Rizzi Milano MI, Italien	2'000	76'574.16	7'054	1'370	
Nigel Dasler Auckland, Neuseeland	36'301	1'389'879.18	128'024	24'878	

28

Jan Moller Central Singapore, Singapur	14'602	559'071.36	51'497	10'007	
Puay Hiang Tan Singapore South East, Singapur	19'346	740'707.74	68'228	13'258	
Khalil Achkar Divonne-les-Bains, Frankreich	27'834	1'065'693.42	98'163	19'075	
Livia Černáková Bratislava, Slowakei	3'231	123'705.81	11'395	2'214	
Viktor Kletzer Wien, Österreich	33'980	1'301'015.34	119'838	23'288	
Malin Kockum Wien, Österreich	11'667	446'700.78	41'147	7'995	
Klaus List Wien, Österreich	7'642	292'588.92	26'951	5'237	
Astrid Polivka Wien, Österreich	7'553	289'180.17	26'637	5'176	
Jiří Macas Nová Bystřice, Tschechien	3'972	152'075.70	14'008	2'722	
Allan Timlin Singapore, Singapur	1'669	63'893.61	5'886	1'143	
Gavin Ingram Singapore, Singapur	16'745	641'126.79	59'055	11'476	
Sakinah Sharif Central Singapore, Singapur	4'745	181'672.74	16'735	3'251	
Zuzana Gregorova Bratislava, Slowakei	5'023	192'317.13	17'715	3'442	
Iveta Benková Bratislava, Slowakei	1'898	72'665.46	6'694	1'300	
Thorsten Lind Duisburg, Deutschland	22'288	853'351.02	78'604	15'274	
Luis Jose Llorca Lizaso Madrid, Spanien	1'669	63'893.61	5'886	1'143	
Birgitta Falk Billdal, Schweden	15'042	575'924.22	53'049	10'309	
Manfred Schmiedl Tulln, Österreich	5'131	196'453.08	18'096	3'516	

29

Eric Herrmann Wien, Österreich	1'249	47'813.40	4'405	855
Alejandro Buero Buenos Aires, Argentinien	2'525	96'672.15	8'905	1'730
Mathieu Grac Grand Lancy, Schweiz	941	36'023.67	3'319	644
Roxane Dufour Carouge, Schweiz	2'208	84'537.00	7'787	1'513
Nathan Brown Pagewood, Australien	2'525	96'672.15	8'905	1'730
Yann Mortreux Paris, Frankreich	4'055	155'248.11	14'301	2'778
Casimir Ehrnrooth Helsinki, Finnland	345	13'207.77	1'217	236
Henrietta Varju Podkowa Leśna Masovian, Polen	899	34'414.74	3'170	616
Estera Trust (Jersey) Limited St. Helier, Jersey	202'593	7'756'833.33	714'491	138'846
Jacques Stern London, Grossbritannien	294'678	11'282'562.54	1'039'249	201'957
SL Globetrotter LP Grand Cayman, Caymaninseln	23'502'920	899'826'576.18	72'888'417	16'107'708
Global Blue Holding LP Grand Cayman, Caymaninseln	9'697'531	371'277'105.87	34'200'560	6'646'193

At the occasion of the capital increase of 28 August 2020 the company receives according to the capital contribution agreement V dated as per 28 August 2020 in the aggregate 100 % membership interests in Global Blue US Holdco LLC, Delaware, USA with a valuation of CHF 288,830,732.22, for which Continental Stock Transfer & Trust Company, New York, USA, as contributor in return receives 31,774,558 new Common Shares at an issue price of CHF 0.01 per Common Share.	[Unchanged]
Article 36: Acquisition of Assets	**Article 36: Acquisition of Assets**

30

The company acquires with share purchase and assignment agreements I through IV dated as per 28 August 2020 the following registered shares in Global Blue Group AG, Wangen-Brüttisellen, Switzerland, (CHE-218.820.653), with a nominal value of CHF 0.01 each, ("**GBG Shares**") at the following purchase prices from the following sellers:	[Unchanged]

Verkäufer ***Seller***	**Anzahl GBG Aktien** ***Number of GBG Shares***	**Kaufpreis** ***Purchase Price*** **(in CHF)**
Jorge Casal Vich, Schweiz	58'392	2'235'580.66
Loic Jenouvrier Dully, Schweiz	42'377	1'622'434.61
Fabio Ferreira Wien, Österreich	22'827	873'948.48
Gregory Gelhaus Singapore, Singapur	10'976	420'224.23
Jeremy Henderson-Ross Founex, Schweiz	9'926	380'024.21
Tomas Mostany Cardano al Campo VA, Italien	11'950	457'514.54
Pier Francesco Nervini St Sulpice, Schweiz	12'212	467'545.40
James Morris London, Grossbritannien	5'883	225'234.98
Jeremy Taylor Rovinka, Slowakei	9'887	378'531.07
Laurent Delmas Paris, Frankreich	13'089	501'121.99
Damian Cecchi Nyon, Schweiz	4'282	163'939.52
Pedro da Silva Genf, Schweiz	5'789	221'636.12
Guillaume Van Lierde Genf, Schweiz	3'814	146'021.79
Richard Menzinsky Mies, Schweiz	3'916	149'926.94
Ronald Christen Männedorf, Schweiz	3'518	134'689.22
Helena Hardaway Nyon, Schweiz	2'312	88'516.62
Alexandre Vukanovic Estavayer-le-Lac, Schweiz	2'312	88'516.62

31

Philippe Bartscherer Landschlacht, Schweiz	12'416	475'355.69
Thomas Bucknall London, Grossbritannien	5'789	221'636.12
Richard Brown Basingstoke, Hampshire, Grossbritannien	5'105	195'448.68
Gianpaolo Carugo Paderno Dugnano MI, Italien	1'066	40'812.59
Luca Zaffaroni Legnano MI, Italien	1'067	40'850.88
Stefano Rizzi Milano MI, Italien	576	22'052.58
Nigel Dasler Auckland, Neuseeland	10'474	401'004.79
Jan Moller Central Singapore, Singapur	4'213	161'297.80
Puay Hiang Tan Singapore South East, Singapur	5'582	213'710.97
Khalil Achkar Divonne-les-Bains, Frankreich	18'204	696'953.53
Livia Černáková Bratislava, Slowakei	931	35'644.02
Viktor Kletzer Wien, Österreich	14'781	565'901.45
Malin Kockum Wien, Österreich	5'074	194'261.82
Klaus List Wien, Österreich	3'323	127'223.50
Astrid Polivka Wien, Österreich	3'285	125'768.64
Jiří Macas Nová Bystřice, Tschechien	1'728	66'157.75
Allan Timlin Singapore, Singapur	725	27'757.16
Gavin Ingram Singapore, Singapur	7'284	278'873.30
Sakinah Sharif Central Singapore, Singapur	2'063	78'983.47
Zuzana Gregorova Bratislava, Slowakei	2'185	83'654.33
Iveta Benková Bratislava, Slowakei	824	31'547.45
Thorsten Lind Duisburg, Deutschland	9'694	371'141.92
Luis Jose Llorca Lizaso Madrid, Spanien	725	27'757.16

32

Birgitta Falk Billdal, Schweden	6'543	250'503.57
Manfred Schmiedl Tulln, Österreich	2'731	104'558.34
Eric Herrmann Wien, Österreich	815	31'202.87
Alejandro Buero Buenos Aires, Argenti- nien	1'650	63'171.46
Mathieu Grac Grand Lancy, Schweiz	615	23'545.73
Roxane Dufour Carouge, Schweiz	1'443	55'246.32
Nathan Brown Pagewood, Australien	1'650	63'171.46
Yann Mortreux Paris, Frankreich	2'651	101'495.48
Casimir Ehrnrooth Helsinki, Finnland	224	8'576.00
Henrietta Varju Podkowa Leśna Maso- vian, Polen	586	22'435.44
Estera Trust (Jersey) Limited St. Helier, Jersey	0	0
Jacques Stern London, Grossbritannien	100'442	3'845'495.83
SL Globetrotter LP Grand Cayman, Cay- maninseln	1'296'838	49'650'396.52
Global Blue Holding LP Grand Cayman, Cay- maninseln	535'086	20'486'161.01
Total	**2'291'850**	**87'745'162.67**

33

Proposed amendments to the Company's articles of association (German version):

Geltende Bestimmungen	Änderungsvorschläge
I. GRUNDLAGEN	I. GRUNDLAGEN
Artikel 1: Firma, Sitz	**Artikel 1: Firma, Sitz**
Unter der Firma **Global Blue Group Holding AG (Global Blue Group Holding SA) (Global Blue Group Holding Ltd)** besteht eine Aktiengesellschaft gemäss Artikel 620 ff. OR mit Sitz in Wangen-Brüttisellen. Die Dauer der Gesellschaft ist unbeschränkt.	[Unverändert]
Artikel 2: Zweck	**Artikel 2: Zweck**
Der Zweck der Gesellschaft ist der Erwerb und die Verwaltung von Beteiligungen an in- und ausländischen Unternehmungen, insbesondere von beherrschenden Beteiligungen an Gesellschaften, welche im Bereich MwSt Rückerstattung, Fremdwährungstausch, Marketingdienstleistungen, Verkaufsstellen-Technologie, Ausbildung von Verkaufspersonal und Kundeninformationen tätig sind, die Führung und nachhaltige Entwicklung dieser Beteiligungsgesellschaften im Rahmen einer Unternehmensgruppe sowie die Bereitstellung der finanziellen und organisatorischen Voraussetzungen für die Führung einer Unternehmensgruppe.	[Unverändert]
Die Gesellschaft kann im In- und Ausland Liegenschaften und Immaterialgüterrechte erwerben, belasten, verwerten und verkaufen sowie Tochtergesellschaften und Zweigniederlassungen errichten und finanzieren.	[Unverändert]
Die Gesellschaft kann alle der Verwirklichung ihres Zweckes förderlichen kommerziellen und finanziellen Transaktionen durchführen, insbesondere Kredite gewähren und aufnehmen, Obligationenanleihen ausgeben, Bürgschaften und Garantien abgeben, Sicherheiten stellen sowie Anlagen in allen marktgängigen Anlagemedien vornehmen.	[Unverändert]
II. KAPITAL	II. KAPITAL
Artikel 3a: Aktienkapital	**Artikel 3a: Aktienkapital**
Das Aktienkapital der Gesellschaft beträgt CHF 2'400'877.30 und ist eingeteilt in 201'226'883 auf den Namen lautende Stammaktien mit einem Nennwert von je CHF 0.01, 17'684'377 wandelbare	[Unverändert]

34

auf den Namen lautende Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 ("**Vorzugsaktien der Kategorie A**") und 21'176'470 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 ("**Vorzugsaktien der Kategorie B**"). Die Aktien sind vollständig liberiert.	
Artikel 3b: Wandelbare Vorzugsaktien der Kategorie A	**Artikel 3b: Wandelbare Vorzugsaktien der Kategorie A**
1. Die Vorzugsaktien der Kategorie A haben dieselben Rechte wie die Stammaktien, einschliesslich des Rechts auf Dividenden (einschliesslich Liquidationsdividende) und Stimm- und Mitwirkungsrechte.	[Unverändert]
2. Jede Vorzugsaktie der Kategorie A verleiht ein Recht auf eine (zusätzliche) Vorzugsdividende ("**Vorzugsdividende A**") wie folgt:	[Unverändert]
a. Für die für das Geschäftsjahr 2025/2026 (d.h. erstmals an der ordentlichen Generalversammlung 2026) und danach beschlossenen Dividendenbeschlüsse (einschliesslich Beschlüsse betreffend ausschüttbare Reserven) ein Betrag entsprechend 8% p.a. ("**Kategorie A Prozentsatz**") von USD 10, unter der Voraussetzung, dass die Generalversammlung eine entsprechende Dividende beschliesst und die einschlägigen Bestimmungen des Schweizerischen Obligationenrechts sowie sonstige für die Gesellschaft geltende rechtliche Vorschriften eingehalten werden. Insbesondere darf keine Vorzugsdividende A ausgerichtet werden, insoweit kein Bilanzgewinn oder ausschüttbare Reserven bestehen.	[Unverändert]
b. Der Kategorie A Prozentsatz erhöht sich in jedem auf das Geschäftsjahr 2025/2026 folgenden Geschäftsjahr jeweils um einen weiteren Prozentpunkt p.a.	[Unverändert]
c. Die Generalversammlung kann beschliessen, in einem Geschäftsjahr keine Dividende auszuschütten, oder eine Dividende auszuschütten, welche zur vollständigen Zahlung einer Vorzugsdividende A nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entsprechende restliche Betrag der Vorzugsdividende A für dieses Geschäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den auf der Basis des künftig anwendbaren Kategorie A Prozentsatzes nicht.	[Unverändert]
d. Die Vorzugsdividende A hat den gleichen Vorrang wie die Sachdividende (wie in Artikel 3c definiert). Sollte die Generalver-	[Unverändert]

35

sammlung die Ausschüttung von Dividenden in einer Höhe beschliessen, welche zur vollständigen Zahlung der Vorzugsdividende A und der Sachdividende nicht ausreicht, wird der beschlossene Dividendenbetrag anteilsmässig unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt. Die ordentliche Dividende für die Stammaktien, die Vorzugaktien der Kategorie A und die Vorzugsaktien der Kategorie B kann beschlossen werden, nachdem die Generalversammlung die Auszahlung der Vorzugsdividende A und der Sachdividende für das betreffende Jahr vollumfänglich beschlossen hat.	
3. Die Inhaber der Vorzugsaktien der Kategorie A haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schulden, wobei der Vorweganteil pro Vorzugsaktie der Kategorie A dem höheren der folgenden Beträge entspricht: a. USD 10.00; und b. dem Betrag, den die Vorzugsaktie der Kategorie A gewährt hätte, wenn sie unmittelbar vor der Liquidation in eine Stammaktie umgewandelt worden wäre (dieser Betrag, der "**Kategorie A Vorweganteil am Liquidationsergebnis**"). Der Vorweganteil am Liquidationsergebnis für die Vorzugsaktien der Kategorie A hat den gleichen Vorrang wie der Vorweganteil am Liquidationsergebnis der Vorzugsaktien der Kategorie B. Reicht das Liquidationsergebnis nicht zur vollständigen Zahlung des Vorweganteils der Vorzugsaktien der Kategorie A und der Vorzugsaktien der Kategorie B aus, wird das Liquidationsergebnis anteilsmässig (d.h. unter Berücksichtigung des Kategorie A Vorweganteils am Liquidationsergebnis und des Kategorie B Vorweganteils am Liquidationsergebnis) unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt. Nach Auszahlung des Vorzugsanteils am Liquidationsergebnis an die Vorzugsaktien der Kategorie A und die Vorzugsaktien der Kategorie B, ist das restliche Liquidationsergebnis unter den Stammaktien anteilsmässig zu verteilen.	[Unverändert]
4. Die Gesellschaft ist im Rahmen des gesetzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie A gegen Bargeld und/oder Stammaktien (aus dem Eigenbestand oder Stammaktien aus genehmigtem Kapital) auf der Basis einer Vereinbarung mit den Vorzugsaktionären, welche den Vorzugsaktionären Andienungsrechte und der Gesellschaft Erwerbs- und	[Unverändert]

36

Rückkaufsrechte einräumt, zu erwerben ("**Kategorie A Eintauschvereinbarung**").	
5. Die Ausgabe neuer Vorzugsaktien (bzw. die Schaffung von genehmigten Kapital oder eines Kapitalbands für die Ausgabe von Vorzugsaktien) und die Abänderung bzw. Aufhebung dieses Artikels 3b bedarf der Zustimmung einer Sonderversammlung der Inhaber der Vorzugsaktien der Kategorie A mit der Mehrheit der anwesenden Stimmen ("**Kategorie A Sonderversammlung**"). Zudem ist die Zustimmung der Kategorie A Sonderversammlung erforderlich für: (a) die Genehmigung eines Aktientausches, eines Zusammenschlusses, einer Fusion oder einer vergleichbaren Transaktion, die dazu führt, dass die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A eine Gegenleistung erhalten, die weniger wert ist als USD 10 und (b) für Beschlüsse der Generalversammlung im Zusammenhang mit einem öffentlichen Übernahmeangebot für alle oder einen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsaktien der Kategorie A pro Vorzugsaktie der Kategorie A weniger als USD 10 erhalten. Für die Vernichtung von Vorzugsaktien der Kategorie A, welche im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten werden, ist die Zustimmung der Kategorie A Sonderversammlung nicht erforderlich.	[Unverändert]
6. Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kategorie A dieselben Bezugs- und Vorwegzeichnungsrechte wie die Stammaktien und die Vorzugsaktien der Kategorie B. Der Ausschluss von Bezugs- und Vorwegzeichnungsrechten auf Stammaktien bedarf keiner Zustimmung der Kategorie A Sonderversammlung.	[Unverändert]
Artikel 3c: Wandelbare Vorzugsaktien der Kategorie B	**Artikel 3c: Wandelbare Vorzugsaktien der Kategorie B**
1. Die Vorzugsaktien der Kategorie B haben dieselben Rechte wie die Stammaktien, einschliesslich des Rechts auf Dividenden (einschliesslich Liquidationsdividende) und Stimm- und Mitwirkungsrechte.	[Unverändert]
2. Jede Vorzugsaktie der Kategorie B verleiht ein Recht auf eine (zusätzliche) Vorzugsdividende wie folgt:	[Unverändert]
a. Jährlich wiederkehrende Sachdividende (erstmals für das Geschäftsjahr 2022/2023 pro rata ab der Ausgabe der Vorzugsaktien der Kategorie B), die in Form von neu ausgegebenen Vorzugsaktien der Kategorie B entsprechend 5 % ("**Kategorie B Prozentsatz**") der Anzahl der zu diesem Zeitpunkt ausgegebenen	[Unverändert]

37

und nicht von der Gesellschaft gehaltenen Vorzugsaktien der Kategorie B pro rata an die Eigentümer von Vorzugsaktien der Kategorie B ausgeschüttet wird ("**Sachdividende**"), unter der Voraussetzung, dass die Generalversammlung eine entsprechende Dividende beschliesst und die einschlägigen Bestimmungen des Schweizerischen Obligationenrechts sowie sonstige für die Gesellschaft geltende rechtliche Vorschriften eingehalten werden. Insbesondere darf keine Sachdividende ausgerichtet werden, insoweit kein Bilanzgewinn oder ausschüttbare Reserven bestehen. Im Falle eines Eintausches bzw. Rückkaufs von Vorzugsaktien der Kategorie B kann die Sachdividende vorgängig zu einem solchen Eintausch oder Rückkauf als ausserordentliche Dividende oder Interimsdividende pro rata temporis ausgerichtet werden ("**Pro Rata Sachdividende**"). Jede in einem Geschäftsjahr beschlossene und ausgeschüttete Pro Rata Sachdividende wird von einer gegebenenfalls später für dieses Geschäftsjahr auszurichtenden jährlichen Sachdividende abgezogen.	
b. Die Generalversammlung kann beschliessen, in einem Geschäftsjahr keine Dividende auszuschütten, oder eine Dividende auszuschütten, welche zur vollständigen Zahlung der Sachdividende nicht ausreicht; diesfalls verfällt am Ende dieses Jahres der entsprechende restliche Betrag der Sachdividende für dieses Geschäftsjahr, dieser Betrag wird nicht auf das nächste Geschäftsjahr vorgetragen und erhöht den künftig anwendbaren Kategorie B Prozentsatz nicht.	[Unverändert]
c. Die Sachdividende hat den gleichen Vorrang wie die Vorzugsdividende A. Sollte die Generalversammlung die Ausschüttung von Dividenden in einer Höhe beschliessen, welche zur vollständigen Zahlung der Sachdividende und der Vorzugsdividende A nicht ausreicht, wird der beschlossene Dividendenbetrag anteilsmässig unter den Inhabern der Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B verteilt. Die ordentliche Dividende für die Stammaktien, die Vorzugsaktien der Kategorie A und die Vorzugsaktien der Kategorie B kann beschlossen werden, nachdem die Generalversammlung die Auszahlung der Vorzugsdividende A und der Sachdividende für das betreffende Jahr vollumfänglich beschlossen hat.	[Unverändert]
3. Die Inhaber der Vorzugsaktien der Kategorie B haben ein Recht auf einen Vorweganteil am Liquidationsergebnis nach Tilgung der Schulden, wobei der Vorweganteil pro Vorzugsaktie der Kategorie B dem höheren der folgenden Beträge entspricht:	[Unverändert]

38

a. dem Gesamtbetrag von USD 8.50; und b. dem Betrag, den die Vorzugsaktie der Kategorie B gewährt hätte, wenn sie unmittelbar vor der Liquidation in eine Stammaktie umgewandelt worden wäre (dieser Betrag, der "**Kategorie B Vorweganteil am Liquidationsergebnis**"). Der Vorweganteil am Liquidationsergebnis für die Vorzugsaktien der Kategorie B hat den gleichen Vorrang wie der Vorweganteil am Liquidationsergebnis der Vorzugsaktien der Kategorie A. Reicht das Liquidationsergebnis nicht zur vollständigen Zahlung des Vorweganteils der Vorzugsaktien der Kategorie B und der Vorzugsaktien der Kategorie A aus, wird das Liquidationsergebnis anteilsmässig (d.h. unter Berücksichtigung des Kategorie A Vorweganteils am Liquidationsergebnis und des Kategorie B Vorweganteils am Liquidationsergebnis) unter den Inhabern der Vorzugsaktien der Kategorie B und Vorzugsaktien der Kategorie A verteilt. Nach Auszahlung des Vorzugsanteils am Liquidationsergebnis an die Vorzugsaktien der Kategorie B und die Vorzugsaktien der Kategorie A, ist das restliche Liquidationsergebnis unter den Stammaktien anteilsmässig zu verteilen.	
4. Die Gesellschaft ist im Rahmen des gesetzlich Zulässigen ermächtigt, alle oder einen Teil der Vorzugsaktien der Kategorie B gegen Bargeld und/oder Stammaktien (aus dem Eigenbestand oder Stammaktien aus genehmigtem Kapital) auf der Basis einer Vereinbarung mit den Inhabern von Vorzugsaktien der Kategorie B, welche solchen Inhabern Wandelungsrechte und der Gesellschaft Erwerbs- und Rückkaufsrechte einräumt, zu erwerben ("**Kategorie B Eintauschvereinbarung**").	[Unverändert]
5. Es bestehen keine Geschäfte oder Themen, die die Zustimmung einer Sonderversammlung der Inhaber der Vorzugsaktien der Kategorie B ("**Kategorie B Sonderversammlung**") erfordern, mit Ausnahme: a. einer Änderung bzw. Aufhebung dieses Artikels 3c; b. die Genehmigung eines Aktientausches, eines Zusammenschlusses, einer Fusion oder einer vergleichbaren Transaktion, die dazu führt, dass die Inhaber der Vorzugsaktien der Kategorie B pro Vorzugsaktie der Kategorie B eine Gegenleistung erhalten, die weniger wert ist als USD 8.50; und c. von Beschlüssen der Generalversammlung im Zusammenhang mit einem öffentlichen Übernahmeangebot für alle oder ei-	[Unverändert]

39

nen Teil der Aktien der Gesellschaft, sofern die Inhaber der Vorzugsaktien der Kategorie B pro Vorzugsaktie der Kategorie B weniger als USD 8.50 erhalten. Die Ausnahmen unter lit. b. und c. sind nicht anwendbar, falls dies für eine Transaktion erforderlich ist, für die (i) die Gesellschaft rechtmässig ihr Rückkaufsrecht (Issuer Call) unter der Kategorie B Eintauschvereinbarung ausgeübt hat und/oder (ii) ein Mitverkaufsrecht unter dem Aktionärsbindungsvertrag zwischen den Inhabern der Vorzugsaktien der Kategorie B, SL Globetrotter L.P. und Global Blue Holding LP, in seiner jeweils geltenden Fassung rechtmässig ausgeübt wurde. Für die Vernichtung von Vorzugsaktien der Kategorie B, welche im Eigenbestand der Gesellschaft oder ihrer Tochtergesellschaften gehalten werden, ist die Zustimmung der Kategorie B Sonderversammlung nicht erforderlich.	
6. Im Falle der Ausgabe von neuen Stammaktien haben die Vorzugsaktien der Kategorie B dieselben Bezugs- und Vorwegzeichnungsrechte wie die Vorzugsaktien der Kategorie A und die Stammaktien. Der Ausschluss von Bezugs- und Vorwegzeichnungsrechten auf Stammaktien bedarf keiner Zustimmung der Kategorie B Sonderversammlung.	[Unverändert]
Artikel 4a: Bedingtes Aktienkapital - Mitarbeiterbeteiligung	**Artikel 4a: Bedingtes Aktienkapital - Mitarbeiterbeteiligung**
1. Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien mit einem Nennwert von je CHF 0.01 bei Ausübung von Optionsrechten oder im Zusammenhang mit anderen Rechten auf Aktien (einschliesslich sog. Restricted Stock Units (RSU) oder sog. Performance Stock Units (PSU)) erhöht, welche Organmitgliedern und Mitarbeitern oder Verwaltungsräte aller Stufen der Gesellschaft und der Gruppengesellschaften gemäss den entsprechenden Reglementen und Beschlüssen des Verwaltungsrats zustehen. Das Bezugsrecht und das Vorwegzeichnungsrecht der Aktionäre sind ausgeschlossen.	[Unverändert]
2. Die Bedingungen zur Zuweisung und Ausübung der Optionsrechte und anderer Rechte auf Aktien aus diesem Artikel 4a sind vom Verwaltungsrat festzulegen. Die Ausgabe von Aktien unter dem Marktpreis ist zulässig.	[Unverändert]
	3. Optionsrechte und andere Rechte auf Aktien gemäss diesem Art. 4a können nach Massgabe des Verwaltungsrats schriftlich oder durch elektronische Mittel (z.B. per E-Mail) ausgeübt

40

	werden. Dies gilt auch für den Verzicht auf die Ausübung dieser Rechte.
Artikel 4b: Bedingtes Aktienkapital – Wandelanleihen	**Artikel 4b: Bedingtes Aktienkapital – Wandelanleihen**
1. Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien von je CHF 0.01 Nennwert erhöht bei Ausübung von Wandel- oder Optionsrechten, welche im Zusammenhang mit Wandelanleihen, Anleihen, Wandeldarlehen und ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften eingeräumt worden sind.	[Unverändert]
2. Die Ausgabebedingungen für die Options- und Wandelrechte werden durch den Verwaltungsrat festgelegt. Der Verwaltungsrat ist ermächtigt, das Vorwegzeichnungsrecht der Aktionäre aufzuheben oder einzuschränken, sofern die Wandelanleihen, Anleihen, Wandeldarlehen und ähnliche Finanzierungsformen verwendet werden (i) falls die Emission auf dem Weg der Festübernahme durch ein Konsortium mit anschliessender Platzierung im Publikum ohne Vorwegzeichnungsrecht im betreffenden Zeitpunkt, insbesondere hinsichtlich der Emissionskonditionen, als die geeignetste Emissionsform erscheint, oder (ii) im Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahme) von Gesellschaften, Unternehmen, Unternehmensteilen, Beteiligungen oder Kooperationen oder anderer Investitionen, oder (iii) falls die Emission von Wandelanleihen, Anleihen, Wandeldarlehen und ähnlichen Finanzierungsformen unter Ausschluss des Vorwegzeichnungsrechts aus Sicht des Verwaltungsrats die geeignetste Form der Emission für eine schnelle und flexible Mittelbeschaffung erscheint, einschliesslich zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise.	2. Die Ausgabebedingungen für die Options- und Wandelrechte werden durch den Verwaltungsrat festgelegt. Das Bezugsrecht der Aktionäre ist ausgeschlossen. Der Verwaltungsrat ist ermächtigt, das Vorwegzeichnungsrecht der Aktionäre aufzuheben oder einzuschränken, sofern die Wandelanleihen, Anleihen, Wandeldarlehen und ähnliche Finanzierungsformen verwendet werden (i) falls die Emission auf dem Weg der Festübernahme durch ein Konsortium mit anschliessender Platzierung im Publikum ohne Vorwegzeichnungsrecht im betreffenden Zeitpunkt, insbesondere hinsichtlich der Emissionskonditionen, als die geeignetste Emissionsform erscheint, oder (ii) im Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich Übernahme) von Gesellschaften, Unternehmen, Unternehmensteilen, Beteiligungen oder Kooperationen oder anderer Investitionen, oder (iii) falls die Emission von Wandelanleihen, Anleihen, Wandeldarlehen und ähnlichen Finanzierungsformen unter Ausschluss des Vorwegzeichnungsrechts aus Sicht des Verwaltungsrats die geeignetste Form der Emission für eine schnelle und flexible Mittelbeschaffung erscheint, einschliesslich zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise, oder (iv) falls sie zu angemessenen Bedingungen gemäss Artikel 653c Abs. 3 Ziff. 2 OR ausgegeben werden.
3. Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, (i) beträgt die Ausübungsfrist für Wandelrechte höchstens 15 Jahre und für Optionsrechte höchstens 7 Jahre und (ii) und die Bedingungen solcher Wandelanleihen, Anleihen, Wandeldarlehen und ähnliche Finanzierungsformen, einschliesslich Options- und Wandelbedingungen, sind unter Berücksichtigung der Marktverhältnisse zum Zeitpunkt von deren Ausgabe festzulegen.	[Unverändert]

41

	4. Wandel- oder Optionsrechte gemäss diesem Art. 4b können nach Massgabe des Verwaltungsrats schriftlich oder durch elektronische Mittel (z.B. per E-Mail) ausgeübt werden. Dies gilt auch für den Verzicht auf die Ausübung dieser Rechte.
Artikel 4c: Bedingtes Aktienkapital – Bestehende Aktionärsoptionen	**Artikel 4c: Bedingtes Aktienkapital – Bestehende Aktionärsoptionen**
1. Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 190'000 durch Ausgabe von höchstens 19'000'000 vollständig zu liberierenden Stammaktien mit einem Nennwert von CHF 0.01 je Aktie erhöht bei und im Umfang der Ausübung von Aktionärsoptionen, welche im Rahmen der Kotierung an vormalige Inhaber von Optionen der Far Point Acquisition Corporation ausgegeben worden sind.	[Unverändert]
2. Das Bezugsrecht der Aktionäre ist ausgeschlossen. Die neuen Stammaktien können zum oder unter dem aktuellen Marktpreis ausgegeben werden. Der Verwaltungsrat bestimmt bei einer solchen Emission die spezifischen Ausgabekonditionen, inklusive den Ausgabepreis der Aktien in den Bedingungen der Aktionärsoptionen.	[Unverändert]
	3. Aktionärsoptionen gemäss diesem Art. 4c können nach Massgabe des Verwaltungsrats schriftlich oder durch elektronische Mittel (z.B. per E-Mail) ausgeübt werden. Dies gilt auch für den Verzicht auf die Ausübung dieser Aktionärsoptionen.
Artikel 4d: Kapitalband	**Artikel 4d: Kapitalband**
Der Verwaltungsrat ist ermächtigt, bis zum 1. März 2028 jederzeit innerhalb der Obergrenze von CHF 3'142'193.39, welche sich aus bis zu 268'534'962 Stammaktien mit einem Nennwert von je CHF 0.01, 17'684'377 Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 und bis zu 28'000'000 Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 zusammensetzt, und der Untergrenze von CHF 1'742'806.65, welche sich aus 174'280'665 Stammaktien mit einem Nennwert von je CHF 0.01, 0 Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 und 0 Vorzugsaktien der Kategorie B mit einem Nennwert von je CHF 0.01 zusammensetzt, eine oder mehrere Erhöhungen und/oder Herabsetzungen des Aktienkapitals vorzunehmen, wobei (a) innerhalb des Kapitalbands nie eine Kapitalerhöhung mittels Schaffung von Vorzugsaktien der Kategorie A erfolgen darf, (b) im Rahmen von Kapitalerhöhungen innerhalb des Kapitalbands insgesamt maximal 6'823'530 Vorzugsaktien der	[Unverändert]

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Kategorie B geschaffen werden dürfen, (c) im Rahmen von Kapitalherabsetzungen innerhalb des Kapitalbands insgesamt maximal 20'122'688 Stammaktien vernichtet werden dürfen, (d) im Rahmen von Kapitalherabsetzungen innerhalb des Kapitalbands sämtliche dannzumal ausstehenden Vorzugsaktien der Kategorie A und/oder Vorzugsaktien der Kategorie B vernichtet werden dürfen (aber nicht müssen) und (e) Kapitalherabsetzungen ausschliesslich durch Vernichtung von Aktien durchgeführt werden dürfen, die vorgängig von der Gesellschaft erworben und im Eigenbestand gehalten werden. Wird das Aktienkapital aus bedingtem Kapital erhöht, erhöhen sich die Ober- und Untergrenze des Kapitalbands sowie die Anzahl der maximal auszugebenden bzw. ausgegebenen Stammaktien (nicht aber die Anzahl der maximal auszugebenden bzw. ausgegebenen Vorzugsaktien der Kategorie A bzw. Vorzugsaktien der Kategorie B) entsprechend, wobei aber die Beschränkungen gemäss vorstehenden Absätzen (a) bis (e) weiterhin Gültigkeit haben.	
Die Ausgabe von Stammaktien auf dem Wege der Festübernahme und in Teilbeträgen ist zulässig. Die betreffenden Stammaktien können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn der Dividendenberechtigung sowie den Verfall und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten.	[Unverändert]
Die Ausgabe von Vorzugsaktien der Kategorie B in Teilbeträgen ist zulässig. Vorzugsaktien der Kategorie B können mittels Umwandlung von frei verfügbaren Reserven (einschliesslich Reserven aus Kapitaleinlagen) ausgegeben bzw. liberiert werden. Der Verwaltungsrat bestimmt den Ausgabepreis, die Art der zu leistenden Einlage (einschliesslich durch Umwandlung von frei verwendbarem Eigenkapital), den Beginn der Dividendenberechtigung sowie den Verfall und die Verwendung von zugeteilten aber nicht ausgeübten Bezugsrechten. Die Vorzugsaktien der Kategorie B berechtigten zu einer Vorzugsdividende und einem Vorweganteil am Liquidationsergebnis gemäss Artikel 3c der Statuten. Die Übertragbarkeit der neuen Vorzugsaktien der Kategorie B wird gemäss Artikel 6 der Statuten beschränkt.	[Unverändert]

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Der Verwaltungsrat ist ermächtigt, das Bezugsrecht der Aktionäre bei der Ausgabe von Stammaktien ganz oder teilweise aufzuheben oder zu beschränken:	[Unverändert]
1. im Zusammenhang mit strategischen Partnertransaktionen und Kooperationen;	[Unverändert]
2. im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung und die Finanzierung oder Refinanzierung solcher Transaktionen;	[Unverändert]
3. für die Beteiligung von Organmitgliedern und Mitarbeitern aller Stufen der Gesellschaft und deren Gruppengesellschaften;	[Unverändert]
4. zum Zwecke der Erweiterung des Aktionariats im Zusammenhang mit der Kotierung von Aktien an (zusätzlichen) ausländischen Börsen;	[Unverändert]
5. zum Umtausch bzw. Rückkauf von Vorzugsaktien der Kategorie A gegen Stammaktien gemäss Artikel 3b Ziffer 4 der Statuten;	[Unverändert]
6. im Zusammenhang mit der Ausübung von Optionen, welche im Rahmen der Kotierung der Gesellschaft an vormalige Optionsinhaber der Far Point Acquisition Corporation, Delaware, USA, ausgegeben worden sind, bzw. der Schaffung von entsprechenden eignen Aktien;	[Unverändert]
7. für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien, die im Rahmen einer Bezugsrechtsemission nur schwer zu erreichen wäre;	[Unverändert]
8. für die rasche und kosteneffiziente Mittelbeschaffung zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise;	[Unverändert]
9. im Zusammenhang mit der Kotierung, einschliesslich im Zusammenhang mit der Ausgabe von Stammaktien an Mitglieder des Managements im Austausch für Darlehensschuldscheine bzw. Beteiligungsrechte, welche durch eine Tochtergesellschaft, Global Blue Holding Limited, Caymaninseln, oder Global Blue Investment & Co S.C.A., Luxemburg, begeben worden sind;	[Unverändert]

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10. im Zusammenhang mit der Ausgabe von Stammaktien an S.L. Globetrotter L.P. (Cayman Island) und andere ehemalige Aktionäre der Global Blue Group AG gemäss den Bestimmungen über Preisanpassungen des Agreement and Plan of Merger, datiert per 16. Januar 2020 zwischen der Gesellschaft, SL Globetrotter L.P., Cayman Islands, Global Blue US Holdco LLC, Delaware, USA, Global Blue US Merger Sub Inc., Delaware, USA, Global Blue Holding L.P., Cayman Islands, ausgewählte Mitglieder des Managements wie in Ziffer 1.01 (a) der Anlagen zum Merger Agreement aufgelistet, Global Blue Group AG, Far Point Acquisition Corporation, Delaware, USA, Thomas W. Farley, (allein in seiner Eigenschaft als Vertreter der Aktionäre der Far Point Acquisition Corporation), Far Point LLC, Delaware, USA, allein zum Zweck der Ziffern 2.20 und 8.01 des Merger Agreements, und Jacques Stern, (allein in seiner Eigenschaft als Vertreter des Managements), wie von Zeit zu Zeit geändert;	[Unverändert]
11. zum Umtausch bzw. Rückkauf von Vorzugsaktien der Kategorie B gegen Stammaktien gemäss Artikel 3c Ziffer 4 der Statuten; oder	[Unverändert]
12. falls, im Zusammenhang mit Fusionen sowie mit dem Erwerb (einschliesslich übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung, die Finanzierung oder Refinanzierung solcher Transaktionen, sowie für die rasche und kosteneffiziente Mittelbeschaffung unter anderem zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise, die Gesellschaft die Verpflichtungen zur Bedienung von Options- oder Wandelrechten, die in Verbindung mit Darlehen oder ähnlichen Finanzierungsformen der Gesellschaft oder einer ihrer Tochtergesellschaften gewährt worden sind, übernimmt.	[Unverändert]
Der Verwaltungsrat ist ermächtigt, bei der Ausgabe von Vorzugsaktien der Kategorie B das Bezugsrecht der Aktionäre ganz oder teilweise aufzuheben oder zu beschränken:	[Unverändert]
1. im Zusammenhang mit der Ausschüttung der Sachdividende gemäss Artikel 3c Ziffer 2 der Statuten;	[Unverändert]
2. für die rasche und flexible Mittelbeschaffung durch die Platzierung von Aktien zur Deckung des Finanzierungsbedarfs im Zusammenhang mit dem Wachstum des Mehrwertsteuerrückerstattungsgeschäfts der Gesellschaft nach der Covid-19 Krise durch	[Unverändert]

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die Ausgabe von Vorzugsaktien der Kategorie B im Rahmen des Investitionsvertrags zwischen der Gesellschaft und CK Opportunities Fund 1. LP datiert vom 5. Mai 2022 ("**Investitionsvertrag**");	
3. in Zusammenhang mit der Finanzierung oder Refinanzierung des Erwerbs (einschliesslich übernahmen) von Gesellschaften, Unternehmen oder Unternehmensteilen, Beteiligungen oder Immaterialgüterrechten oder anderen Investitionen von strategischer Bedeutung im Rahmen des Investitionsvertrags.	[Unverändert]
Artikel 5: Form der Aktien	**Artikel 5: Form der Aktien**
Die Gesellschaft kann ihre Aktien in der Form von Einzelurkunden, Globalurkunden oder Wertrechte ausgeben und jederzeit ohne Genehmigung der Aktionäre eine bestehende Form in eine andere Form von Aktien umwandeln. Ein Aktionär oder eine Aktionärin hat keinen Anspruch auf Umwandlung seiner oder ihrer Aktien in eine andere Form oder auf Druck und Auslieferung von Urkunden. Mit der Zustimmung des Aktionärs oder der Aktionärin kann die Gesellschaft ausgestellte Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren. Jeder Aktionär und jede Aktionärin können jedoch von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die von ihm oder ihr gemäss Aktienregister gehaltenen Aktien verlangen.	[Unverändert]
Die Gesellschaft kann für die Aktien Bucheffekten schaffen. Die Übertragung von Bucheffekten und die Bestellung von Sicherheiten an Bucheffekten richten sich nach den Bestimmungen des Bucheffektengesetzes. Die Gesellschaft kann als Bucheffekten ausgestaltete Aktien aus dem entsprechenden Verwahrungssystem zurückziehen.	[Unverändert]
Wertrechte können, sofern keine Bucheffekten geschaffen wurden, nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft.	[Unverändert]
Für den Fall, dass die Gesellschaft Aktienzertifikate druckt und ausgibt, müssen die Aktienzertifikate die Unterschrift von mindestens einem zeichnungsberechtigten Verwaltungsrat enthalten. Faksimile-Unterschriften sind erlaubt.	[Unverändert]
Artikel 6: Aktienbuch und Beschränkung der Übertragbarkeit von Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B	**Artikel 6: Aktienbuch und Beschränkung der Übertragbarkeit von Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B**
Für die Stammaktien, Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B wird ein Aktienbuch geführt. Darin	[Unverändert]

46

werden die Eigentümer und Nutzniesser mit Namen und Vornamen (bei juristischen Personen die Firma), Wohnort (bei juristischen Personen der Sitz) und Adresse eingetragen. Wechselt eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies der Gesellschaft mitzuteilen.	
Die Übertragung von Vorzugsaktien der Kategorie A und Vorzugsaktien der Kategorie B, ob zu Eigentum oder zu Nutzniessung, bedarf in jedem Falle der Genehmigung durch den Verwaltungsrat. Die Zustimmung kann nur verweigert werden bzw. der Verwaltungsrat ist verpflichtet, die Zustimmung zu verweigern, falls der Erwerber der Kategorie A Eintauschvereinbarung bzw. der Kategorie B Eintauschvereinbarung nicht beitritt.	[Unverändert]
III. ORGANISATION	**III. ORGANISATION**
A. Generalversammlung	**A. Generalversammlung**
Artikel 7: Befugnisse	**Artikel 7: Befugnisse**
Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:	[Unverändert]
1. Festsetzung und Änderung der Statuten;	[Unverändert]
2. Wahl und Abberufung der Mitglieder des Verwaltungsrats, des/der Präsidenten/in des Verwaltungsrats, der Mitglieder des Vergütungsausschusses, der Revisionsstelle und des unabhängigen Stimmrechtsvertreters;	[Unverändert]
3. Genehmigung des Lageberichts und der Konzernrechnung;	[Unverändert]
4. Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinns, insbesondere die Festsetzung der Dividende;	[Unverändert]
	5. Festsetzung der Zwischendividende und die Genehmigung des dafür erforderlichen Zwischenabschlusses;
	6. Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;
5. Genehmigung der Vergütungen des Verwaltungsrats und der Geschäftsleitung gemäss den Artikeln 8, 27 und 28 der Statuten;	7. Genehmigung der Vergütungen des Verwaltungsrats und der Geschäftsleitung gemäss den Artikeln 8, 27 und 28 der Statuten;
6. Entlastung der Mitglieder des Verwaltungsrats der Geschäftsleitung und des Vergütungsausschusses;	8. Entlastung der Mitglieder des Verwaltungsrats der Geschäftsleitung und des Vergütungsausschusses;

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	9. Beschlussfassung über die Dekotierung der Beteiligungspapiere der Gesellschaft;
7. Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.	10. Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.
Artikel 8: Beschlüsse betreffend Vergütungen	**Artikel 8: Beschlüsse betreffend Vergütungen**
Die ordentliche Generalversammlung genehmigt jedes Jahr gesondert die Anträge des Verwaltungsrates in Bezug auf:	[Unverändert]
a. den maximalen Gesamtbetrag der Vergütung des Verwaltungsrats für die Dauer bis zur nächsten ordentlichen Generalversammlung; und	[Unverändert]
b. den maximalen Gesamtbetrag der Vergütung der Geschäftsleitung für das folgende Geschäftsjahr.	[Unverändert]
Lehnt die Generalversammlung einen beantragten Vergütungsbetrag ab, kann der Verwaltungsrat unter Berücksichtigung aller relevanten Umstände einen maximalen Gesamtbetrag festlegen und diesen einer neuen Generalversammlung zur Genehmigung unterbreiten. Diesfalls können die Gesellschaft oder von ihr kontrollierte Gesellschaften, unter Vorbehalt einer späteren Genehmigung durch die Generalversammlung, bereits vorgängig Vergütungen ausrichten.	[Unverändert]
Die ordentliche Generalversammlung stimmt jedes Jahr konsultativ über den Vergütungsbericht der Gesellschaft ab.	[Unverändert]
Eine Überschreitung der genehmigten maximalen Gesamtbeträge aufgrund von Wechselkursschwankungen ist unbeachtlich.	[Unverändert]
Artikel 9: Zusätzlicher Vergütungsbetrag für neue Mitglieder der Geschäftsleitung	**Artikel 9: Zusätzlicher Vergütungsbetrag für neue Mitglieder der Geschäftsleitung**
Werden Mitglieder der Geschäftsleitung während einer Vergütungsperiode neu ernannt bzw. Mitglieder befördert, für welche die Generalversammlung den maximalen Gesamtbetrag bereits genehmigt hat, und reicht dieser maximale Gesamtbetrag nicht aus, um die Vergütungen dieser Mitglieder zu decken, sind die Gesellschaft und von ihr kontrollierte Gesellschaften ermächtigt, einen Zusatzbetrag auszurichten. Der Zusatzbetrag (einschliesslich allfälliger Antrittsprämien) darf pro Vergütungsperiode und Mitglied fünfunddreissig Prozent der jeweils letzten genehmigten (maximalen) Gesamtvergütung der Geschäftsleitung nicht übersteigen.	Werden Mitglieder der Geschäftsleitung während einer Vergütungsperiode neu ernannt ~~bzw. Mitglieder befördert~~, für welche die Generalversammlung den maximalen Gesamtbetrag bereits genehmigt hat, und reicht dieser maximale Gesamtbetrag nicht aus, um die Vergütungen dieser Mitglieder zu decken, sind die Gesellschaft und von ihr kontrollierte Gesellschaften ermächtigt, einen Zusatzbetrag auszurichten. Der Zusatzbetrag (einschliesslich allfälliger Antrittsprämien) darf pro Vergütungsperiode und Mitglied fünfunddreissig Prozent der jeweils letzten genehmigten (maximalen) Gesamtvergütung der Geschäftsleitung nicht übersteigen.

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Artikel 10: Versammlungen	Artikel 10: Versammlungen
Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt. Zeitpunkt und Ort werden durch den Verwaltungsrat bestimmt.	Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt. Zeitpunkt und Ort sowie die Form der Durchführung werden durch den Verwaltungsrat bestimmt. Die Generalversammlung kann an verschiedenen Orten gleichzeitig und/oder im Ausland durchgeführt werden.
	Der Verwaltungsrat kann vorsehen, dass Aktionäre, die nicht am Tagungsort anwesend sind, ihre Rechte auf elektronischem Weg ausüben können (hybride Generalversammlung). Stattdessen kann der Verwaltungsrat auch auf die Festlegung eines Tagungsorts verzichten und die Durchführung einer rein virtuellen Generalversammlung anordnen (virtuelle Generalversammlung).
Ausserordentliche Generalversammlungen werden einberufen, so oft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.	[Unverändert]
Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat einzuladen, wenn eine Generalversammlung dies beschliesst oder Aktionäre, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.	Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat einzuladen, wenn eine Generalversammlung dies beschliesst oder Aktionäre, die mindestens fünf ~~zehn~~ Prozent des Aktienkapitals oder der Stimmen vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.
Artikel 11: Einberufung	**Artikel 11: Einberufung**
Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen.	[Unverändert]
Die Einladung erfolgt mindestens 20 Kalendertage vor der Versammlung durch Publikation im Schweizerischen Handelsamtsblatt. In der Einladung sind neben Tag, Zeit und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrats und der Aktionäre, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben, bekanntzugeben.	Die Einladung erfolgt mindestens 20 Kalendertage vor der Versammlung durch die in Artikel 31 vorgeschriebene Art und Weise ~~Publikation im Schweizerischen Handelsamtsblatt~~. In der Einladung sind neben Tag, Beginn, Art ~~Zeit~~ und Ort der Versammlung die Verhandlungsgegenstände, der Name und die Adresse des unabhängigen Stimmrechtsvertreters sowie die Anträge des Verwaltungsrats und der Aktionäre, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben, jeweils samt kurzer Begründung, bekanntzugeben.
Die Eigentümer, Nutzniesser oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschrie-	Die Eigentümer, Nutzniesser oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung geltenden ~~vor-~~

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benen Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.	~~geschriebenen~~ Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien daran teilnehmen ~~anwesend sind~~, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.
Spätestens 20 Kalendertage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, der Revisionsbericht und der Vergütungsbericht am Sitz der Gesellschaft zur Einsicht der Aktionäre aufzulegen. In der Einberufung zur Generalversammlung ist auf diese Auflegung und auf das Recht der Aktionäre hinzuweisen, die Zustellung dieser Unterlagen verlangen zu können.	Spätestens 20 Kalendertage vor der ordentlichen Generalversammlung sind der Geschäftsbericht, die ~~der~~ Revisionsberichte und der Vergütungsbericht ~~am Sitz der Gesellschaft zur Einsicht der~~ den Aktionären zugänglich zu machen ~~aufzulegen~~. ~~In der Einberufung zur Generalversammlung ist auf diese Auflegung und auf das Recht der Aktionäre hinzuweisen, die Zustellung dieser Unterlagen verlangen zu können.~~ Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jede/r Aktionär/in verlangen, dass ihm/ihr diese rechtzeitig zugestellt werden.
Artikel 12: Traktanden	**Artikel 12: Traktanden**
Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.	[Unverändert]
Aktionäre, die einzeln oder zusammen mindestens zehn Prozent des Aktienkapitals der Gesellschaft vertreten, können vom Verwaltungsrat die Traktandierung eines Verhandlungsgegenstands verlangen. Das Begehren um Traktandierung ist mindestens 45 Kalendertage vor der Generalversammlung schriftlich unter Angabe des Verhandlungsgegenstands und der Anträge an den/die Präsidenten/in des Verwaltungsrats einzureichen.	Aktionäre, die einzeln oder zusammen mindestens 0.5 ~~zehn~~ Prozent des Aktienkapitals oder der Stimmen der Gesellschaft vertreten, können vom Verwaltungsrat die Traktandierung eines Verhandlungsgegenstands oder die Aufnahme von Anträgen zu Verhandlungsgegenständen in der Einberufung der Generalversammlung verlangen. Solche ~~Das~~ Begehren ~~um Traktandierung ist~~ sind mindestens 45 Kalendertage vor der Generalversammlung schriftlich unter Angabe des Verhandlungsgegenstands und der Anträge an den/die Präsidenten/in des Verwaltungsrats einzureichen. Mit der Traktandierung oder den Anträgen können die Aktionäre eine kurze Begründung einreichen. Diese muss in die Einberufung der Generalversammlung aufgenommen werden.
Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen, welche auch nicht im Zusammenhang mit einem gehörig traktandierten Verhandlungsgegenstand stehen, können keine Beschlüsse gefasst werden, ausser in den gesetzlich vorgesehenen Fällen.	[Unverändert]
Artikel 13: Vorsitz, Protokolle	**Artikel 13: Vorsitz, Protokolle**
Den Vorsitz der Generalversammlung führt der/die Präsident/in des Verwaltungsrats, bei dessen/deren Verhinderung ein/e Vize-	[Unverändert]

50

präsident/in des Verwaltungsrats oder ein anderes durch den Verwaltungsrat bestimmtes Mitglied des Verwaltungsrats oder Dritter (der/die "**Vorsitzende**").	
Der/die Vorsitzende bezeichnet den/die Sekretär/in, der/die nicht Aktionär/in sein muss.	Der/die Vorsitzende bezeichnet den/die Protokollführer/in ~~Sekretär/in~~, der/die nicht Aktionär/in sein muss.
Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom/von der Vorsitzende/n und vom/von der Sekretär/in zu unterzeichnen sind.	Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom/von der Vorsitzende/n und vom/von der ~~Sekretär/in~~ Protokollführer/in zu unterzeichnen sind.
Artikel 14: Beschlussfassung	**Artikel 14: Beschlussfassung**
Jede Aktie berechtigt, unter Vorbehalt von Artikel 6 der Statuten, zu einer Stimme.	[Unverändert]
Jede/r Aktionär/in kann sich vom unabhängigen Stimmrechtsvertreter oder von einer anderen Person, die kein(e) Aktionär/in sein muss, vertreten lassen. Der Verwaltungsrat erlässt die Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung. Über die Anerkennung der Vollmacht entscheidet der/die Vorsitzende.	[Unverändert]
Soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten, fasst die Generalversammlung ihre Beschlüsse und vollzieht ihre Wahlen mit der einfachen Mehrheit der abgegebenen Stimmen, wobei Enthaltungen, leer eingelegte Stimmen und ungültige Stimmen bei der Berechnung des Mehrs nicht berücksichtigt werden.	[Unverändert]
Die Wahlen von Mitgliedern des Verwaltungsrats und des Vergütungsausschusses erfolgen jeweils einzeln.	[Unverändert]
Der/die Vorsitzende bestimmt das Abstimmungsverfahren. Die Abstimmungen und Wahlen erfolgen - sofern an der Versammlung möglich – mit elektronischen Abstimmungsgeräten. Andernfalls finden Abstimmungen und Wahlen offen statt, es sei denn, dass die Generalversammlung eine schriftliche Durchführung beschliesst oder der/die Vorsitzende sie anordnet.	[Unverändert]
Der/die Vorsitzende kann, sofern seiner/ihrer Meinung nach Zweifel am Abstimmungs- respektive Wahlergebnis bestehen, die Art der Abstimmung oder Wahl ändern. In diesem Fall gilt die vorausgegangene Abstimmung oder Wahl als nicht geschehen.	[Unverändert]
Artikel 15: Qualifiziertes Mehr für wichtige Beschlüsse	**Artikel 15: Qualifiziertes Mehr für wichtige Beschlüsse**
Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit	[Unverändert]

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der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:	
1. die Einführung, Erleichterung oder Aufhebung der Beschränkung der Übertragbarkeit von Namenaktien;	[Unverändert]
2. die Einführung von Vorzugs- oder Stimmrechtsaktien;	[Unverändert]
3. genehmigte oder bedingte Kapitalerhöhungen;	3. die Einführung oder Änderung eines Kapitalbands oder eines bedingten Kapitals ~~genehmigte oder bedingte Kapitalerhöhungen~~;
4. Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder zwecks Sachübernahme und die Gewährung von besonderen Vorteilen;	4. Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder durch Verrechnung mit einer Forderung ~~zwecks Sachübernahme~~ und die Gewährung von besonderen Vorteilen;
5. Einschränkung oder Aufhebung des Bezugsrechts;	[Unverändert]
6. Verlegung des Sitzes oder Änderung der Firma der Gesellschaft;	[Unverändert]
7. Veräusserung des ganzen Vermögens der Gesellschaft oder im Wesentlichen aller Teile davon;	[Unverändert]
8. Fusion, Spaltung oder eine ähnliche Reorganisation der Gesellschaft;	[Unverändert]
9. Liquidation der Gesellschaft;	[Unverändert]
10. Änderung der Maximalzahl der Verwaltungsräte;	[Unverändert]
11. eine Änderung dieses Artikels 15; und	11. eine Änderung oder Aufhebung dieses Artikels 15; und
12. die weiteren in Artikel 704 Abs. 1 OR sowie im Bundesgesetz über Fusion, Spaltung, Umwandlung und Vermögensübertragung (Fusionsgesetz) vom 3. Oktober 2003 in der jeweils gültigen Fassung genannten Fälle.	[Unverändert]
Artikel 16: Unabhängiger Stimmrechtsvertreter	**Artikel 16: Unabhängiger Stimmrechtsvertreter**
Die Generalversammlung wählt einen unabhängigen Stimmrechtsvertreter. Wählbar sind natürliche oder juristische Personen und Personengesellschaften.	[Unverändert]
Die Amtsdauer des unabhängigen Stimmrechtsvertreters endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig. Seine Pflichten richten sich nach den anwendbaren gesetzlichen Bestimmungen.	[Unverändert]
B. Verwaltungsrat	**B. Verwaltungsrat**
Artikel 17: Wahl, Amtsdauer, Konstituierung	**Artikel 17: Wahl, Amtsdauer, Konstituierung**

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Der Verwaltungsrat besteht aus mindestens 3, jedoch nicht mehr als 9 Mitgliedern. Die Amtsdauer der Mitglieder des Verwaltungsrats sowie des/der Präsidenten/in entspricht der gesetzlich zulässigen Maximaldauer von einem Jahr und endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.	[Unverändert]
Abgesehen von der Wahl des/der Verwaltungsratspräsidenten/in und der Mitglieder des Vergütungsausschusses konstituiert sich der Verwaltungsrat selbst.	[Unverändert]
Der Verwaltungsrat bezeichnet den/die Sekretär/in, der/die weder Aktionär/in noch Mitglied des Verwaltungsrats sein muss.	[Gelöscht]
Artikel 18: Oberleitung, Delegation	**Artikel 18: Oberleitung, Delegation**
Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.	[Unverändert]
Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft, an eine oder mehrere natürliche Personen oder Mitglieder des Verwaltungsrats übertragen. Er erlässt das Organisationsreglement und ordnet die entsprechenden Vertragsverhältnisse	[Unverändert]
Artikel 19: Aufgaben	**Artikel 19: Aufgaben**
Der Verwaltungsrat entscheidet über alle Angelegenheiten, die nicht durch Gesetz, Statuten oder Reglemente einem anderen Organ der Gesellschaft vorbehalten oder übertragen sind.	[Unverändert]
Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	[Unverändert]
1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;	[Unverändert]
2. Festlegung der Organisation;	[Unverändert]
3. Ausgestaltung des Rechnungswesens, des internen Kontrollsystems (IKS), der Finanzkontrolle und der Finanzplanung sowie die Durchführung einer Risikobeurteilung;	[Unverändert]
4. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;	[Unverändert]

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5. Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;	[Unverändert]
6. Erstellung des Geschäftsberichts sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;	[Unverändert]
7. Erstellung des Vergütungsberichts;	[Unverändert]
8. Benachrichtigung des Richters im Falle der Überschuldung;	8. Einreichung eines Gesuchs um Nachlassstundung und die Benachrichtigung des Gerichts ~~Richters~~ im Falle der Überschuldung;
9. Beschlussfassung über die nachträgliche Leistung von Einlagen auf nicht vollständig liberierte Aktien und daraus folgenden Statutenänderungen;	[Unverändert]
10. Beschlussfassung über die Feststellung von Kapitalerhöhungen, die Erstellung des Kapitalerhöhungsberichts und daraus folgende Statutenänderungen;	10. Beschlussfassung über die Feststellung von Kapitalveränderungen ~~Kapitalerhöhungen~~, die Erstellung des Kapitalerhöhungsberichts und daraus folgende Statutenänderungen;
11. Prüfung der Einhaltung der gesetzlichen Bestimmungen betreffend Einsetzung, Wahl und fachliche Voraussetzungen der Revisionsstelle;	[Unverändert]
12. Abschluss von Verträgen gemäss Artikel 12, 36 und 70 des Fusionsgesetzes.	[Unverändert]
	13. Beschlussfassung über weitere Angelegenheiten, die nach zwingendem Recht in die Kompetenz des Verwaltungsrats fallen.
Ist das Amt des/der Präsidenten/in des Verwaltungsrats vakant, ist der Vergütungsausschuss nicht vollständig besetzt oder hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter, so ernennt der Verwaltungsrat jeweils für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung einen Ersatz, welcher – mit Ausnahme des unabhängigen Stimmrechtsvertreters – ein Mitglied des Verwaltungsrats sein muss.	[Unverändert]
Artikel 20: Organisation, Protokolle	**Artikel 20: Organisation, Protokolle**
Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement. Beschlüsse können auch auf dem Zirkulationsweg per Briefpost, Telefax oder E-Mail gefasst werden, sofern nicht ein Mitglied die mündliche Beratung verlangt. Details regelt das Organisationsreglement.	Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement. Beschlüsse können auch unter Verwendung elektronischer Mittel oder auf schriftlichem Weg auf Papier oder in elektronischer Form ~~auf dem Zirkulationsweg per Briefpost, Telefax oder E-Mail~~ gefasst werden, sofern nicht ein Mitglied die

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	mündliche Beratung verlangt. Details regelt das Organisationsreglement. Im Fall der Beschlussfassung auf elektronischem Weg ist keine Unterschrift erforderlich.
Der/die Vorsitzende hat keinen Stichentscheid.	[Unverändert]
Über die Verhandlungen und Beschlüsse des Verwaltungsrats ist ein Protokoll zu führen. Das Protokoll ist vom/von der Vorsitzende/n und vom/von der Sekretär/in des Verwaltungsrats zu unterzeichnen.	Über die Verhandlungen und Beschlüsse des Verwaltungsrats ist ein Protokoll zu führen. Das Protokoll ist vom/von der Vorsitzende/n und vom/von der Protokollführer/in ~~Sekretär/in~~ des Verwaltungsrats zu unterzeichnen.
Artikel 21: Vergütungsausschuss	**Artikel 21: Vergütungsausschuss**
Die Generalversammlung wählt mindestens zwei Mitglieder des Verwaltungsrats in den Vergütungsausschuss. Die Amtsdauer endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.	[Unverändert]
Der Vergütungsausschuss unterstützt den Verwaltungsrat in der Überprüfung und Festlegung der Vergütungsstrategie und -politik der Gesellschaft und hat die folgenden Grundaufgaben und Zuständigkeiten im Zusammenhang mit der Vergütung des Verwaltungsrats und der Geschäftsleitung:	[Unverändert]
1. Anträge zuhanden des Verwaltungsrats betreffend die maximalen Gesamtbeträge der Vergütungen des Verwaltungsrats und der Geschäftsleitung, welche der Generalversammlung zur Abstimmung unterbreitet werden sollen;	[Unverändert]
2. Antrag zuhanden des Verwaltungsrats betreffend die Zuteilung des von der Generalversammlung genehmigten maximalen Gesamtbetrags der Vergütungen an den Verwaltungsrat;	[Unverändert]
3. Antrag zuhanden des Verwaltungsrats betreffend Festsetzung der Vergütung des Chief Executive Officers der übrigen Mitglieder der Geschäftsleitung im Rahmen des von der Generalversammlung genehmigten maximalen Gesamtbetrags;	[Unverändert]
4. Antrag zuhanden des Verwaltungsrats betreffend Festlegung der Ziele und Bestimmung der Zielerreichung im Rahmen der leistungsabhängigen kurzfristigen variablen Vergütung der Geschäftsleitung;	[Unverändert]
5. Antrag zuhanden des Verwaltungsrats betreffend Änderung der Statuten mit Bezug auf das Vergütungssystem des Verwaltungsrats und der Geschäftsleitung.	[Unverändert]

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Der Verwaltungsrat regelt die weiteren Aufgaben und Zuständigkeiten des Vergütungsausschusses im Organisationsreglement und im Reglement des Vergütungsausschusses.	[Unverändert]
C. Revisionsstelle	**C. Revisionsstelle**
Artikel 22: Revisionspflicht, Wahl und Einsetzung der Revisionsstelle und ihre Aufgaben	**Artikel 22: Revisionspflicht, Wahl und Einsetzung der Revisionsstelle und ihre Aufgaben**
Die Generalversammlung wählt eine Revisionsstelle gemäss den Bestimmungen dieses Artikels 22. Die Revisionsstelle ist in das Handelsregister einzutragen.	[Unverändert]
Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen.	[Unverändert]
Die Amtsdauer der Revisionsstelle beträgt ein Jahr. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Wiederwahl und Abberufung sind jederzeit möglich.	Die Amtsdauer der Revisionsstelle beträgt ein Jahr. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Wiederwahl und Abberufung aus wichtigen Gründen sind jederzeit möglich.
Die Revisionsstelle hat die Rechte und Pflichten gemäss Artikel 728 ff. OR.	[Unverändert]
IV. RECHNUNGSLEGUNG	**IV. RECHNUNGSLEGUNG**
Artikel 23: Jahresrechnung und Konzernrechnung	**Artikel 23: Jahresrechnung und Konzernrechnung**
Die Gesellschaft erstellt ihren Geschäftsbericht einschliesslich Jahresrechnung (Einzelabschluss) und Konzernrechnung gemäss den anwendbaren gesetzlichen Vorschriften.	[Unverändert]
Das Geschäftsjahr beginnt am 1. April und endet am 31. März (mit Ausnahme des ersten Geschäftsjahrs, welches am 31. März 2021 endet).	[Unverändert]
Artikel 24: Gewinnverteilung	**Artikel 24: Gewinnverteilung**
Unter Vorbehalt der gesetzlichen Vorschriften über die Gewinnverteilung, insbesondere Artikel 671 ff. OR, steht der Bilanzgewinn zur Verfügung der Generalversammlung.	[Unverändert]
Die Dividende darf erst festgesetzt werden, nachdem die dem Gesetz entsprechenden Zuweisungen an die gesetzlichen Reserven abgezogen worden sind. Alle Dividenden, welche innerhalb von fünf Jahren nach ihrer Fälligkeit nicht bezogen worden sind, verfallen zugunsten der Gesellschaft.	[Unverändert]
V. VERGÜTUNGEN UND DAMIT ZUSAMMENHÄNGENDE BESTIMMUNGEN	**V. VERGÜTUNGEN UND DAMIT ZUSAMMENHÄNGENDE BESTIMMUNGEN**
Artikel 25: Zulässige weitere Tätigkeiten	**Artikel 25: Zulässige weitere Tätigkeiten**

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Mitglieder des Verwaltungsrats, welche nicht gleichzeitig in der Geschäftsleitung tätig sind, können bis zu vier zusätzliche Mandate (gemäss untenstehender Definition) in börsenkotierten Unternehmen bzw. bis zu zehn Mandate in nicht börsenkotierten Unternehmen wahrnehmen.	[Unverändert]
Die Mitglieder der Geschäftsleitung können, mit vorheriger Zustimmung des Verwaltungsrats, bis zu vier weitere Mandate (gemäss untenstehender Definition), davon zwei in börsenkotierten Unternehmen, wahrnehmen.	[Unverändert]
Die folgenden Funktionen unterliegen im Rahmen dieses Artikel 25 nicht den obenstehenden Beschränkungen:	[Unverändert]
1. Mandate in von der Gesellschaft beherrschten Unternehmen;	[Unverändert]
2. Mandate, die Mitglieder des Verwaltungsrats oder der Geschäftsleitung auf Anordnung der Gesellschaft wahrnehmen. Kein Mitglied des Verwaltungsrats oder der Geschäftsleitung kann mehr als fünf solche Mandate wahrnehmen; und	[Unverändert]
3. Mandate in Vereinen, Stiftungen, gemeinnützigen Organisationen, Trusts, Personalfürsorgestiftungen oder ähnlichen Institutionen. Kein Mitglied des Verwaltungsrats oder der Geschäftsleitung kann mehr als zehn solche Mandate wahrnehmen.	[Unverändert]
Als "Mandate" im Sinne dieses Artikel 25 gelten Mitgliedschaften in höheren Management- oder Aufsichtsgremien von rechtlichen Einheiten, die zur Eintragung im Schweizerischen Handelsregister oder einem gleichwertigen ausländischen Register verpflichtet sind. Mehrere Mandate in rechtlichen Einheiten, die demselben Konzern angehören bzw. Portfoliogesellschaften (einschliesslich börsenkotierte Unternehmen) einer Private Equity Gruppe (einschliesslich Fonds geführt, beraten oder auf andere Weise kontrolliert durch diese Gruppe) sind, gelten, zusammen mit den Mandaten in rechtlichen Einheiten, (einschliesslich Fonds geführt, beraten oder auf andere Weise kontrolliert durch diese Einheiten), welche dieser Private Equity Gruppe angehören, als ein Mandat. Eine kurzfristige Überschreitung der in diesem Artikel 25 geregelten Begrenzungen ist zulässig.	Als "Mandate" im Sinne dieses Artikel 25 gelten Mitgliedschaften in höheren Management- oder Aufsichtsgremien von rechtlichen Einheiten mit wirtschaftlichem Zweck~~, die zur Eintragung im Schweizerischen Handelsregister oder einem gleichwertigen ausländischen Register verpflichtet sind~~. Mehrere Mandate in rechtlichen Einheiten, die demselben Konzern angehören bzw. Portfoliogesellschaften (einschliesslich börsenkotierte Unternehmen) einer Private Equity Gruppe (einschliesslich Fonds geführt, beraten oder auf andere Weise kontrolliert durch diese Gruppe) sind, gelten, zusammen mit den Mandaten in rechtlichen Einheiten, (einschliesslich Fonds geführt, beraten oder auf andere Weise kontrolliert durch diese Einheiten), welche dieser Private Equity Gruppe angehören, als ein Mandat. Eine kurzfristige Überschreitung der in diesem Artikel 25 geregelten Begrenzungen ist zulässig.
Artikel 26: Verträge, die den Vergütungen für Mitglieder des Verwaltungsrats und der Geschäftsleitung zugrunde liegen	**Artikel 26: Verträge, die den Vergütungen für Mitglieder des Verwaltungsrats und der Geschäftsleitung zugrunde liegen**

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Die Vereinbarungen mit den Mitgliedern des Verwaltungsrats dauern von der Wahl bis zum Abschluss der nächsten ordentlichen Generalversammlung. Vorbehalten bleiben Rücktritt und Abberufung.	[Unverändert]
Die Arbeitsverträge mit den Mitgliedern der Geschäftsleitung sind in der Regel unbefristet. Die maximale Kündigungsfrist beträgt zwölf Monate. Kommt der Verwaltungsrat oder ein Ausschuss des Verwaltungsrats zum Schluss, dass befristete Verträge eingegangen werden sollen, beträgt die Vertragsdauer höchstens ein Jahr. Erneuerung ist zulässig.	[Unverändert]
Für den Fall, dass das Arbeitsverhältnis beendet wird, kann die Gesellschaft das Mitglied der Geschäftsleitung während der laufenden Kündigungsfrist freistellen oder mit diesem eine Aufhebungsvereinbarung abschliessen.	[Unverändert]
Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit den Mitgliedern der Geschäftsleitung Konkurrenzverbote ab Beendigung des Arbeitsverhältnisses vereinbaren. Die gesamte Abgeltung während der Dauer des Konkurrenzverbots darf den Betrag von einem Jahresgehalt (entsprechend dem Durchschnitt des bzw. der während der drei Jahre vor Beendigung des Arbeitsverhältnisses bezahlten Grundgehalts und variablen kurzfristigen Vergütung) nicht übersteigen.	Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit den Mitgliedern der Geschäftsleitung Konkurrenzverbote ab Beendigung des Arbeitsverhältnisses vereinbaren, wenn dies geschäftsmässig begründet ist. Die gesamte Abgeltung während der Dauer des Konkurrenzverbots darf nicht mehr als die durchschnittliche Vergütung der letzten drei Geschäftsjahre betragen~~den Betrag von einem Jahresgehalt (entsprechend dem Durchschnitt des bzw. der während der drei Jahre vor Beendigung des Arbeitsverhältnisses bezahlten Grundgehalts und variablen kurzfristigen Vergütung) nicht übersteigen~~.
Artikel 27: Grundsätze der Vergütungen für die Mitglieder des Verwaltungsrats	**Artikel 27: Grundsätze der Vergütungen für die Mitglieder des Verwaltungsrats**
Die Mitglieder des Verwaltungsrats erhalten jährlich ein vom Verwaltungsrat auf Empfehlung des Vergütungsausschusses festgesetztes und von der Generalversammlung vorgängig im Rahmen des maximalen Gesamtbetrags genehmigtes Pauschalhonorar.	[Unverändert]
Der Verwaltungsrat kann bestimmen, dass nicht geschäftsführende Mitglieder des Verwaltungsrats verlangen können, dass ihnen ein Teil ihres Pauschalhonorars in Aktien ausbezahlt wird. Zudem kann der Verwaltungsrat bestimmen, dass das Pauschalhonorar ganz oder teilweise in gesperrten Aktien oder aktienbasierten Instrumenten ausgerichtet wird. In diesem Fall legt er deren Bedingungen einschliesslich betreffend Wartefrist, Ausübung und Verwirkung fest. Der Verwaltungsrat kann auch die Verlänge-	[Unverändert]

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rung, die Verkürzung oder den Wegfall von Ausübungs- und Vesting-Voraussetzungen als Folge gewisser vordefinierter Ereignisse vorsehen.	
Vergütungen können durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	[Unverändert]
Artikel 28: Grundsätze der Vergütungen für die Mitglieder der Geschäftsleitung	**Artikel 28: Grundsätze der Vergütungen für die Mitglieder der Geschäftsleitung**
Die Geschäftsleitungsmitglieder erhalten eine fixe Vergütung bestehend aus Grundgehalt, Beiträgen an Vorsorgeeinrichtungen oder ähnlichen Leistungen sowie gegebenenfalls andere Bar- oder Sachleistungen. Zudem können die Mitglieder der Geschäftsleitung leistungsabhängige kurz- und langfristige variable Vergütungen erhalten.	[Unverändert]
Die kurzfristige variable Vergütung basiert auf der Erreichung von Leistungszielen, die üblicherweise über eine Jahresfrist gemessen werden. Die Leistungsziele beruhen auf Unternehmens- und Geschäftsbereichszielen, funktionalen Zielen und individuellen Zielen. Die jährliche Zielgrösse der variablen Vergütung wird als Prozentsatz des Grundgehalts festgelegt. Abhängig von der Zielerreichung kann die kurzfristige variable Vergütung einen vordefinierten Multiplikator der Zielgrösse betragen. Die kurzfristige variable Vergütung kann in bar ausgerichtet werden.	[Unverändert]
Die langfristig variable Vergütung orientiert sich an Leistungswerten, welche die strategischen Ziele und/oder finanziellen Ziele der Gesellschaft und/oder die Entwicklung des Aktienkurses der Gesellschaft berücksichtigen und deren Erreichung sich in der Regel aufgrund eines mehrjährigen Zeitraums bemisst. Die jährliche Zielhöhe der langfristig variablen Vergütung wird in Prozenten des Grundgehalts festgelegt; je nach erreichten Leistungswerten kann sich die Vergütung auf einen vordefinierten Multiplikator der Zielhöhe belaufen. Der Verwaltungsrat oder der Vergütungsausschuss legt Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen sowie allfällige Sperrfristen und Verfallsbedingungen fest. Er kann vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse, wie einem Kontrollwechsel oder der Beendigung eines Arbeitsverhältnisses, Ausübungsbedingungen und -fristen, Vesting-Bedingungen und Sperrfristen verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die langfristig variable Vergütung	[Unverändert]

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kann in der Form von Aktien, Optionen oder vergleichbaren Instrumenten oder Einheiten ausgerichtet werden.	
Vergütungen können durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	[Unverändert]
Artikel 29: Kredite und Vorsorgepläne	**Artikel 29: Kredite und Vorsorgepläne**
Es werden keine Darlehen oder Kredite an Mitglieder des Verwaltungsrats oder der Geschäftsleitung gewährt.	[Unverändert]
Die Verwaltungsratsmitglieder, die nicht auch Mitglieder der Geschäftsleitung sind, nehmen nicht an den Vorsorgeeinrichtungen der Gesellschaft teil. Die Mitglieder der Geschäftsleitung sind berechtigt, an den Vorsorge- und Pensionsplänen teilzunehmen.	[Unverändert]
VI. BEENDIGUNG	**VI. BEENDIGUNG**
Artikel 30: Auflösung und Liquidation	**Artikel 30: Auflösung und Liquidation**
Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.	[Unverändert]
Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.	[Unverändert]
Die Liquidation der Gesellschaft erfolgt nach Massgabe der Artikel 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.	[Unverändert]
Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt.	[Unverändert]
VII. BENACHRICHTIGUNGEN, SPRACHE DER STATUTEN, RECHTSKOSTEN UND SCHIEDSGERICHT	**VII. BENACHRICHTIGUNGEN, SPRACHE DER STATUTEN, RECHTSKOSTEN UND SCHIEDSGERICHT**
Artikel 31: Mitteilungen und Bekanntmachungen	**Artikel 31: Mitteilungen und Bekanntmachungen**
Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt. Der Verwaltungsrat kann weitere Publikationsorgane bestimmen.	Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt. ~~Der Verwaltungsrat kann weitere Publikationsorgane bestimmen.~~
Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt.	Mitteilungen der Gesellschaft an die Aktionäre können, nach dem Ermessen des Verwaltungsrats, stattdessen oder zusätzlich zum Schweizerischen Handelsamtsblatt gültig versandt werden (i) per Brief an ihre im Aktienregister eingetragenen Adressen, (ii) per E-Mail oder (iii) in einer anderen Form, die der Verwaltungsrat für

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	angemessen hält. ~~sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt~~.
Artikel 32: Sprache der Statuten	**Artikel 32: Sprache der Statuten**
Im Falle eines Widerspruchs zwischen der deutschen und jeder anderen Fassung dieser Statuten ist die deutsche Fassung massgeblich.	[Unverändert]
Artikel 33: Kosten in Rechtsverfahren	**Artikel 33: Kosten in Rechtsverfahren**
Die Gesellschaft kann Verwaltungsrats- und Geschäftsleitungsmitglieder für Kosten, die im Zusammenhang mit rechtlichen, regulatorischen oder ähnlichen Verfahren entstehen, ihnen entsprechende Vorschüsse leisten.	[Unverändert]
Die Gesellschaft kann die Mitglieder des Verwaltungsrats sowie der Geschäftsleitung aus dem Gesellschaftsvermögen im Rahmen des gesetzlich Zulässigen schadlos halten für Forderungen, Kosten, Verluste, Schäden, Bussen, und sonstige Auslagen, welche ihnen im Zusammenhang mit ihrer Tätigkeit für die Gesellschaft entstehen bzw. gegen diese erhoben werden.	[Unverändert]
Artikel 34: Schiedsklausel	**Artikel 34: Schiedsklausel**
Gesellschaftsrechtliche Streitigkeiten werden durch ein Schiedsgericht mit Sitz in Zürich, Schweiz, beurteilt. Das Schiedsgericht besteht aus drei Schiedsrichtern. Das Schiedsverfahren wird in Englisch durchgeführt.	[Unverändert]
Diese Schiedsklausel ist gegenüber allen Aktionären, der Gesellschaft und den Organen der Gesellschaft verbindlich.	[Unverändert]
Das Schiedsverfahren unterliegt den Vorschriften der Schiedsgerichtsordnung der Internationalen Handelskammer (ICC), die am Datum der Einreichung des Schiedsantrages gemäss der vorgenannten Schiedsordnung in Kraft sind	[Unverändert]
VIII. ÜBERGANGSBESTIMMUNGEN	**VIII. ÜBERGANGSBESTIMMUNGEN**
Artikel 35:Sacheinlagen	**Artikel 35:Sacheinlagen**
Anlässlich der Kapitalerhöhung vom 28. August 2020 übernimmt die Gesellschaft gemäss Sacheinlagevertrag I datiert per 28. August 2020, Sacheinlagevertrag III datiert per 28. August 2020 und Sacheinlagevertrag IV datiert per 28. August 2020 insgesamt 37'574'865 Namenaktien der Global Blue Group AG, Wangen-Brüttisellen, Schweiz, (CHE-218.820.653), mit einem Nennwert	[Unverändert]

61

von je CHF 0.01, (zusammen "**GBG Aktien**") von total 55 Sacheinlegern. Im Gegenzug erhalten die Sacheinleger gesamthaft 124'550'238 neue auf den Namen lautende Stammaktien der Gesellschaft, mit einem Nennwert von je CHF 0.01, ("**Stammaktien**") zu einem Ausgabebetrag von CHF 0.01 pro Stammaktie und 23'717'989 neue, wandelbare, auf den Namen lautende Vorzugsaktien der Kategorie A, mit einem Nennwert von je CHF 0.01, ("**Vorzugsaktien**") zu einem Ausgabebetrag von CHF 0.01 pro Vorzugsaktie. Im Einzelnen erfolgen von folgenden Sacheinlegern folgende Einlagen von GBG Aktien mit folgender Bewertung im Gegenzug für folgende Anzahl neue Stammaktien und Vorzugsaktien:	
	[Unverändert]

Sacheinleger ***Contributor***	**GBG Aktien** ***GBG Shares***	**Bewertung** ***Valuation (CHF)***	**Stammaktien** ***Common Shares***	**Vorzugsaktien** ***Preferred Shares***
Antfin (Hong Kong) Holding Limited Hong Kong	2'967'655	113'618'854.08	12'500'000	--
Jorge Casal Vich, Schweiz	202'372	7'748'370.54	713'711	138'695
Loic Jenouvrier Dully, Schweiz	93'038	3'562'216.47	328'120	63'763
Fabio Ferreira Wien, Österreich	42'872	1'641'472.20	151'198	29'382
Gregory Gelhaus Singapore, Singapur	16'784	642'617.55	59'193	11'502
Jeremy Henderson-Ross Founex, Schweiz	15'353	587'832.12	54'146	10'522
Tomas Mostany Cardano al Campo VA, Italien	41'425	1'586'059.56	146'095	28'389
Pier Francesco Nervini St Sulpice, Schweiz	42'332	1'620'783.36	149'293	29'011
James Morris London, Grossbritannien	20'395	780'867.36	71'928	13'976
Jeremy Taylor	22'729	870'240.24	80'160	15'576

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Rovinka, Slowakei				
Laurent Delmas Paris, Frankreich	20'016	766'359.72	70'591	13'717
Damian Cecchi Nyon, Schweiz	14'844	568'343.16	52'351	10'173
Pedro da Silva Genf, Schweiz	20'066	768'277.71	70'767	13'752
Guillaume Van Lierde Genf, Schweiz	13'221	506'194.83	46'627	9'060
Richard Menzinsky Mies, Schweiz	13'575	519'748.02	47'875	9'303
Ronald Christen Männedorf, Schweiz	12'194	466'880.58	43'005	8'357
Helena Hardaway Nyon, Schweiz	8'013	306'796.59	28'260	5'491
Alexandre Vukanovic Estavayer-le-Lac, Schweiz	8'013	306'796.59	28'260	5'491
Philippe Bartscherer Landschlacht, Schweiz	1	36.36	4	0
Thomas Bucknall London, Grossbritannien	20'066	768'277.71	70'767	13'752
Richard Brown Basingstoke, Hampshire, Grossbritannien	17'695	677'495.88	62'405	12'127
Gianpaolo Carugo Paderno Dugnano MI, Italien	3'698	141'585.84	13'042	2'534
Luca Zaffaroni Legnano MI, Italien	3'701	141'694.92	13'052	2'536
Stefano Rizzi Milano MI, Italien	2'000	76'574.16	7'054	1'370
Nigel Dasler Auckland, Neuseeland	36'301	1'389'879.18	128'024	24'878
Jan Moller Central Singapore, Singapur	14'602	559'071.36	51'497	10'007
Puay Hiang Tan Singapore	19'346	740'707.74	68'228	13'258

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South East, Singapur				
Khalil Achkar Divonne-les-Bains, Frankreich	27'834	1'065'693.42	98'163	19'075
Livia Černáková Bratislava, Slowakei	3'231	123'705.81	11'395	2'214
Viktor Kletzer Wien, Österreich	33'980	1'301'015.34	119'838	23'288
Malin Kockum Wien, Österreich	11'667	446'700.78	41'147	7'995
Klaus List Wien, Österreich	7'642	292'588.92	26'951	5'237
Astrid Polivka Wien, Österreich	7'553	289'180.17	26'637	5'176
Jiří Macas Nová Bystřice, Tschechien	3'972	152'075.70	14'008	2'722
Allan Timlin Singapore, Singapur	1'669	63'893.61	5'886	1'143
Gavin Ingram Singapore, Singapur	16'745	641'126.79	59'055	11'476
Sakinah Sharif Central Singapore, Singapur	4'745	181'672.74	16'735	3'251
Zuzana Gregorova Bratislava, Slowakei	5'023	192'317.13	17'715	3'442
Iveta Benková Bratislava, Slowakei	1'898	72'665.46	6'694	1'300
Thorsten Lind Duisburg, Deutschland	22'288	853'351.02	78'604	15'274
Luis Jose Llorca Lizaso Madrid, Spanien	1'669	63'893.61	5'886	1'143
Birgitta Falk Billdal, Schweden	15'042	575'924.22	53'049	10'309
Manfred Schmiedl Tulln, Österreich	5'131	196'453.08	18'096	3'516
Eric Herrmann Wien, Österreich	1'249	47'813.40	4'405	855

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Alejandro Buero Buenos Aires, Argentinien	2'525	96'672.15	8'905	1'730
Mathieu Grac Grand Lancy, Schweiz	941	36'023.67	3'319	644
Roxane Dufour Carouge, Schweiz	2'208	84'537.00	7'787	1'513
Nathan Brown Pagewood, Australien	2'525	96'672.15	8'905	1'730
Yann Mortreux Paris, Frankreich	4'055	155'248.11	14'301	2'778
Casimir Ehrnrooth Helsinki, Finnland	345	13'207.77	1'217	236
Henrietta Varju Podkowa Leśna Masovian, Polen	899	34'414.74	3'170	616
Estera Trust (Jersey) Limited St. Helier, Jersey	202'593	7'756'833.33	714'491	138'846
Jacques Stern London, Grossbritannien	294'678	11'282'562.54	1'039'249	201'957
SL Globetrotter LP Grand Cayman, Caymaninseln	23'502'920	899'826'576.18	72'888'417	16'107'708
Global Blue Holding LP Grand Cayman, Caymaninseln	9'697'531	371'277'105.87	34'200'560	6'646'193

Anlässlich der Kapitalerhöhung vom 28. August 2020 übernimmt die Gesellschaft gemäss Sacheinlagevertrag V datiert per 28. August 2020 insgesamt 100 % Mitgliedschaftsanteile an der an der Global Blue US Holdco LLC, Delaware, USA, mit einer Bewertung von CHF 288'830'732.22, wofür Continental Stock Transfer & Trust Company, New York, USA, als Sacheinleger im Gegenzug 31'774'558 neue Stammaktien zu einem Ausgabebetrag von CHF 0.01 pro Stammaktie erhält.	[Unverändert]
Artikel 36: Sachübernahme	**Artikel 36: Sachübernahme**
Die Gesellschaft erwirbt und übernimmt gemäss Aktienkauf- und -abtretungsverträgen I bis IV datiert per 28. August 2020 die fol-	[Unverändert]

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genden Namenaktien der Global Blue Group AG, Wangen-Brüttisellen, Schweiz, (CHE-218.820.653), mit einem Nennwert von je CHF 0.01, ("**GBG Aktien**") zu folgenden Kaufpreisen von folgenden Verkäufern:

Verkäufer *Seller*	Anzahl GBG Aktien *Number of GBG Shares*	Kaufpreis *Purchase Price* (in CHF)
Jorge Casal Vich, Schweiz	58'392	2'235'580.66
Loic Jenouvrier Dully, Schweiz	42'377	1'622'434.61
Fabio Ferreira Wien, Österreich	22'827	873'948.48
Gregory Gelhaus Singapore, Singapur	10'976	420'224.23
Jeremy Henderson-Ross Founex, Schweiz	9'926	380'024.21
Tomas Mostany Cardano al Campo VA, Italien	11'950	457'514.54
Pier Francesco Nervini St Sulpice, Schweiz	12'212	467'545.40
James Morris London, Grossbritannien	5'883	225'234.98
Jeremy Taylor Rovinka, Slowakei	9'887	378'531.07
Laurent Delmas Paris, Frankreich	13'089	501'121.99
Damian Cecchi Nyon, Schweiz	4'282	163'939.52
Pedro da Silva Genf, Schweiz	5'789	221'636.12
Guillaume Van Lierde Genf, Schweiz	3'814	146'021.79
Richard Menzinsky Mies, Schweiz	3'916	149'926.94
Ronald Christen Männedorf, Schweiz	3'518	134'689.22
Helena Hardaway Nyon, Schweiz	2'312	88'516.62
Alexandre Vukanovic Estavayer-le-Lac, Schweiz	2'312	88'516.62
Philippe Bartscherer Landschlacht, Schweiz	12'416	475'355.69

[Unverändert]

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Thomas Bucknall London, Grossbritannien	5'789	221'636.12	
Richard Brown Basingstoke, Hamp-shire, Grossbritannien	5'105	195'448.68	
Gianpaolo Carugo Paderno Dugnano MI, Italien	1'066	40'812.59	
Luca Zaffaroni Legnano MI, Italien	1'067	40'850.88	
Stefano Rizzi Milano MI, Italien	576	22'052.58	
Nigel Dasler Auckland, Neuseeland	10'474	401'004.79	
Jan Moller Central Singapore, Sin-gapur	4'213	161'297.80	
Puay Hiang Tan Singapore South East, Singapur	5'582	213'710.97	
Khalil Achkar Divonne-les-Bains, Frankreich	18'204	696'953.53	
Livia Černáková Bratislava, Slowakei	931	35'644.02	
Viktor Kletzer Wien, Österreich	14'781	565'901.45	
Malin Kockum Wien, Österreich	5'074	194'261.82	
Klaus List Wien, Österreich	3'323	127'223.50	
Astrid Polivka Wien, Österreich	3'285	125'768.64	
Jiří Macas Nová Bystřice, Tsche-chien	1'728	66'157.75	
Allan Timlin Singapore, Singapur	725	27'757.16	
Gavin Ingram Singapore, Singapur	7'284	278'873.30	
Sakinah Sharif Central Singapore, Sin-gapur	2'063	78'983.47	
Zuzana Gregorova Bratislava, Slowakei	2'185	83'654.33	
Iveta Benková Bratislava, Slowakei	824	31'547.45	
Thorsten Lind Duisburg, Deutschland	9'694	371'141.92	
Luis Jose Llorca Lizaso Madrid, Spanien	725	27'757.16	

67

Birgitta Falk Billdal, Schweden	6'543	250'503.57	
Manfred Schmiedl Tulln, Österreich	2'731	104'558.34	
Eric Herrmann Wien, Österreich	815	31'202.87	
Alejandro Buero Buenos Aires, Argentinien	1'650	63'171.46	
Mathieu Grac Grand Lancy, Schweiz	615	23'545.73	
Roxane Dufour Carouge, Schweiz	1'443	55'246.32	
Nathan Brown Pagewood, Australien	1'650	63'171.46	
Yann Mortreux Paris, Frankreich	2'651	101'495.48	
Casimir Ehrnrooth Helsinki, Finnland	224	8'576.00	
Henrietta Varju Podkowa Leśna Masovian, Polen	586	22'435.44	
Estera Trust (Jersey) Limited St. Helier, Jersey	0	0	
Jacques Stern London, Grossbritannien	100'442	3'845'495.83	
SL Globetrotter LP Grand Cayman, Caymaninseln	1'296'838	49'650'396.52	
Global Blue Holding LP Grand Cayman, Caymaninseln	535'086	20'486'161.01	
Total	**2'291'850**	**87'745'162.67**	

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69